UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Maxwell Technologies, Inc.

(Name of Subject Company)

Maxwell Technologies, Inc.

(Name of Persons Filing Statement)

Common Stock, par value $0.10 per share

(Title of Class of Securities)

Common Stock—577767106

(CUSIP Number of Class of Securities)

Dr. Franz Fink

President and Chief Executive Officer

Maxwell Technologies, Inc.

3888 Calle Fortunada

San Diego, California 92123

(858) 503-3300

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Larry W. Nishnick, Esq.

Patrick J. O’Malley, Esq.

DLA Piper LLP (US)

4365 Executive Drive, Suite 1100

San Diego, California 92121

(858) 677-1400

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1. Subject Company Information.

Name and Address

The name of the subject company is Maxwell Technologies, Inc., a Delaware corporation. Unless the context indicates otherwise, we use the terms “Maxwell,” the “Company,” “us,” “we” and “our” to refer to Maxwell Technologies, Inc. The address of Maxwell’s principal executive office is 3888 Calle Fortunada, San Diego, California 92123. The telephone number of Maxwell’s principal executive office is (858) 503-3300.

Securities

This Solicitation/Recommendation Statement on Schedule 14D-9 (this “Schedule 14D-9”) relates to the common stock, $0.10 par value per share, of Maxwell (the “Maxwell Common Stock”). As of February 11, 2019, 46,008,549 shares of Maxwell Common Stock were issued and outstanding.

Item 2. Identity and Background of Filing Person.

Name and Address

Maxwell, the subject company, is the person filing this Schedule 14D-9. The name, business address and business telephone number of Maxwell are set forth in “Item 1. Subject Company Information—Name and Address” above.

Exchange Offer

This Schedule 14D-9 relates to the exchange offer by Cambria Acquisition Corp., a Delaware corporation (the “Offeror”) and a wholly owned subsidiary of Tesla, Inc., a Delaware corporation (“Tesla”), as disclosed in the Tender Offer Statement on Schedule TO (together with the exhibits thereto, as may be amended from time to time, the “Schedule TO”), filed by the Offeror and Tesla with the Securities and Exchange Commission (the “SEC”) on February 20, 2019, pursuant to which the Offeror is offering to acquire all of the issued and outstanding shares of Maxwell Common Stock.

The terms and conditions of the offer are set forth in Tesla’s prospectus/offer to exchange (the “Offer to Exchange”), which is part of a Registration Statement on Form S-4 (the “Form S-4”) that Tesla has filed on February 20, 2019 with the SEC, and which, with the related letter of transmittal, together with any amendments or supplements, collectively constitute the “Offer.”

Each Maxwell stockholder that participates in the Offer will receive, for each share of Maxwell Common Stock validly tendered and not validly withdrawn, shares of Tesla Common Stock, $0.001 par value per share (“Tesla Common Stock”), equal to the quotient obtained by dividing $4.75 by the volume weighted average of the daily volume weighted average of the trading price of one (1) share of Tesla common stock as reported on the Nasdaq Global Select Market for the five (5) consecutive trading days ending on and including the second trading day immediately preceding the expiration of the Offer (the “Tesla Trading Price”), subject to the minimum, together with cash in lieu of any fractional shares of Tesla Common Stock (the “Offer Consideration”), without interest and less any applicable withholding taxes. In the event that the Tesla Trading Price is equal to or less than $245.90, the minimum will apply and each share of Maxwell Common Stock validly tendered and not validly withdrawn will be exchanged for 0.0193 of a share of Tesla Common Stock.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of February 3, 2019 (as it may be amended from time to time, the “Merger Agreement”), by and among Tesla, the Offeror and Maxwell. A more complete description of the Merger Agreement is described in the Offer to Exchange under the caption “Merger Agreement” and a copy of the Merger Agreement has been filed as Exhibit (e)(1) to this Schedule 14D-9 and each is incorporated herein by reference.

Pursuant to the terms of the Merger Agreement, subject to the satisfaction or waiver of the Offer conditions (as set forth in the Merger Agreement), upon the expiration of the offer, the Offeror is required to accept for payment, and pay for, all shares of Maxwell Common Stock that are validly tendered and not validly withdrawn promptly after the expiration of the Offer (or, at Tesla’s election, concurrently with the expiration of the Offer if all conditions to the Offer have been satisfied or waived) (such time of acceptance, the “Acceptance Time”).

Promptly following the completion of the offer, upon the terms and subject to the conditions of the Merger Agreement, the Offeror will be merged with and into Maxwell, with Maxwell surviving as a wholly owned subsidiary of Tesla (the “Merger”). Maxwell does not expect there to be a significant period of time between the consummation of the Offer and the consummation of the Merger. The Merger will be effected pursuant to Section 251(h) of the Delaware General Corporation Law (the “DGCL”), which permits completion of the Merger without a vote of the Maxwell stockholders upon the acquisition by the Offeror of a majority of the aggregate voting power of shares of Maxwell Common Stock that are then issued and outstanding. In the Merger, each then-outstanding share of Maxwell Common Stock, other than shares of Maxwell Common Stock held in treasury, by Tesla, Maxwell or their respective subsidiaries (the “Cancelled Shares”), will be cancelled and converted into the right to receive the Offer Consideration.

The Offeror commenced (within the meaning of Rule 14d-2 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) the Offer on February 20, 2019. The Offer and withdrawal rights will expire at 11:59 p.m., New York City time, on March 19, 2019, subject to extension in certain circumstances as required or permitted by the Merger Agreement, the SEC or applicable law.

The foregoing summary of the offer, the Merger, the Merger Agreement and the transactions contemplated thereby is qualified in its entirety by the more detailed description contained in the Offer to Exchange and the Merger Agreement, each of which are filed as Exhibits (a)(1)(A) and (e)(1) to this Schedule 14D-9, respectively, and are incorporated herein by reference.

This Schedule 14D-9 does not constitute a solicitation of proxies for any meeting of Maxwell stockholders. Maxwell is not asking for a proxy and you are requested not to send Maxwell a proxy. Any solicitation of proxies that Tesla or Maxwell might make will be made only pursuant to separate proxy solicitation materials complying with the requirements of Section 14(a) of the Exchange Act.

As set forth in the Schedule TO, the principal executive offices of the Offeror and Tesla are located at 3500 Deer Creek Road, Palo Alto, California 94304, and the telephone number of their principal executive offices is (650) 681-5000.

Information relating to the offer, including this Schedule 14D-9 and related documents, can be found on the SEC’s website at www.sec.gov, or on the investor relations section of Maxwell’s website at www.investors.maxwell.com.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

Except as described in this Schedule 14D-9, including documents incorporated herein by reference, to the knowledge of Maxwell, as of the date of this Schedule 14D-9, there exists no material agreement, arrangement or understanding, nor any actual or potential conflict of interest, between Maxwell or its affiliates, on the one hand, and (i) any of Maxwell’s executive officers, directors or affiliates, or (ii) Tesla, the Offeror or their respective executive officers, directors or affiliates, on the other hand.

For purposes of all of the Maxwell agreements and plans described below, the consummation of the Offer will constitute a “change in control.”

The Maxwell board of directors (the “Maxwell Board”) was aware of all such contracts, agreements, arrangements or understandings and any actual or potential conflicts of interest and considered them along with other matters described below in “Item 4. The Solicitation or Recommendation—Maxwell’s Reasons for the Offer and the Merger.”

Arrangements between Maxwell and Tesla

Merger Agreement

A summary of the material terms of the Merger Agreement described in the Offer to Exchange under the caption “Merger Agreement” is incorporated herein by reference. The Merger Agreement summary in the Offer to Exchange may not contain all of the information about the Merger Agreement that is important to Maxwell stockholders, and Maxwell stockholders are encouraged to read the Merger Agreement carefully in its entirety. The legal rights and obligations of the parties are governed by the specific language of the Merger Agreement and not by the summary described in the Offer to Exchange under the caption “Merger Agreement.”

The Merger Agreement is included as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

Confidentiality Agreement

Tesla and Maxwell Technologies entered into a confidentiality agreement, dated December 14, 2018, in connection with their evaluation of the possible negotiated transaction that resulted in the execution of the merger agreement. Pursuant to the confidentiality agreement, subject to certain customary exceptions, Tesla and Maxwell Technologies agreed to keep confidential all non-public information received from the other party. Tesla and Maxwell Technologies also agreed that the non-public information furnished by the other party pursuant to the confidentiality agreement would be used solely for the purpose of evaluating, negotiating, executing and implementing the possible negotiated transaction.

The above summary of the confidentiality agreement does not purport to be a complete description of the terms and conditions of the confidentiality agreement and is qualified in its entirety by reference to the confidentiality agreement, a copy of which has been filed as Exhibit 99.5 to this document, and incorporated herein by reference.

Exclusivity and Non-Solicitation Agreement

Tesla and Maxwell entered into an exclusivity and non-solicitation agreement, dated January 22, 2019, which set forth certain terms on which Tesla and Maxwell would conduct negotiations regarding the potential business combination that resulted in the execution of the Merger Agreement. The exclusivity and non-solicitation agreement provided for an exclusivity period that would terminate at 11:59 p.m. Pacific time on February 21, 2019. The exclusivity and non-solicitation agreement required that Maxwell not, and not permit any Maxwell representative to, directly or indirectly (i) initiate contact with, solicit, seek, encourage, promote or support any inquiry from any person or entity (other than Tesla or its representatives), relating to an “Alternative Transaction” (as defined in the exclusivity and non-solicitation agreement), participate in any discussions or negotiations or enter into any agreement with, or provide any information to, any person or entity (other than Tesla and its representatives) relating to or in connection with a possible Alternative Transaction, or respond to, consider or accept any proposal or offer from any person or entity (other than Tesla and its representatives) relating to a possible Alternative Transaction.

The exclusivity and non-solicitation agreement provided that Maxwell would immediately terminate and cease and suspend any existing communications, activities, discussions or negotiations with other parties relating to any possible Alternative Transaction and provide Tesla with notice of any expression of offer, proposal, inquiry, or offer relating to a possible Acquisition Transaction received by a board member or executive officer of Maxwell or by any of Maxwell’s financial or legal advisors from any person or entity (other than Tesla or its representatives).

The exclusivity and non-solicitation agreement also provided for a non-solicitation period that would terminate on July 22, 2019 or, if Tesla in its sole discretion terminated negotiations, October 22, 2019. The exclusivity and non-solicitation agreement required that Tesla not solicit, or attempt to solicit, any Restricted Person (as defined in the exclusivity and non-solicitation agreement), other than general solicitations not specifically directed towards any Restricted Person. The foregoing summary of the exclusivity agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the exclusivity and non-solicitation agreement, filed as Exhibit (e)(5) to this Schedule 14D-9 and incorporated herein by reference.

Arrangements between Tesla, the Offeror and the Current Executive Officers, Directors and Affiliates of Maxwell

Maxwell’s directors and executive officers may have interests in the offer, the Merger and the other transactions contemplated by the Merger Agreement that are different from, or in addition to, the interests of the Maxwell stockholders generally. These interests may include, among others, Maxwell option agreements and Maxwell restricted stock unit award agreements that certain officers and directors have entered into with Maxwell under the applicable Maxwell Equity Plan (as defined below) that provide for vesting acceleration in connection with the completion of the merger, agreements that certain officers have entered into with Maxwell that provide for the vesting acceleration of Maxwell options and Maxwell restricted stock unit awards in the event the executive officer experiences a qualifying termination of employment within a specified period in connection with a change in control of Maxwell, payments of severance benefits to certain officers under Maxwell’s Severance and Change in Control Plan or pursuant to employment agreements that certain officers have entered into with Maxwell, and certain indemnification obligations. These interests may create potential conflicts of interest. The Maxwell Board was aware of these interests and considered them, among other matters, in recommending the Offer and approving the Merger Agreement and the transactions contemplated by the Merger Agreement, as more fully discussed below in “Item 4. The Solicitation or Recommendation—Maxwell’s Reasons for the Offer and the Merger.”

Support Agreement

Concurrently with the execution of the Merger Agreement, on February 3, 2019, (i) each of the members of the Maxwell Board, (ii) Mr. David Lyle, (iii) Ms. Emily Lough, and (iv) and I2BF Energy Limited ((i)-(iv) collectively the “Supporting Stockholders”) entered into a Tender and Support Agreement with Tesla and the Offeror (the “Support Agreement”). Subject to the terms and conditions of the Support Agreement, the Supporting Stockholders agreed, among other things, to:

•

cause all of such Supporting Stockholder’s shares of Maxwell Common Stock to be validly and irrevocably tendered into the Offer as promptly as practicable, but in no event later than five (5) business days after the commencement (within the meaning of Rule 14d-2 under the Exchange Act) of the offer, or, where permissible, waived by the Offeror, assuming that all shares of Maxwell Common Stock to be tendered by the Supporting Stockholders are in fact validly tendered and not validly withdrawn in the offer; and

•	certain restrictions on encumbering or transferring such shares of Maxwell Common Stock.

Each support agreement terminates automatically upon the earliest to occur of the following: (a) termination of the Merger Agreement in accordance with its terms, (b) the consummation of the Merger, (c) the entry without the prior written consent of such supporting stockholder into any amendment, waiver or modification to the Merger Agreement, or the terms of, or conditions to, the offer, that is adverse to the Maxwell stockholders and (d) the date on which such supporting stockholder and Tesla mutually agree to terminate the support agreement.

The shares of Maxwell Common Stock subject to the Support Agreement represent approximately 7.56% of the shares of Maxwell Common Stock outstanding as of February 11, 2019.

The foregoing summary of the Support Agreement does not purport to be complete and is qualified in its entirety by reference to the Support Agreement, a copy of which have been filed as Exhibit (e)(2) to this Schedule 14D-9 and incorporated by reference herein.

Current Executive Officers and Directors

Maxwell’s current directors and executive officers are:

Name	Position
Richard Bergman	Director
Steve Bilodeau	Chairman of the Board
Jörg Buchheim	Director
Dr. Franz J. Fink	President, Chief Executive Officer, and Director
Burkhard Goeschel	Director
Ilya Golubovich	Director
Emily Lough	Vice President, General Counsel and Secretary
David Lyle	Senior Vice President, Chief Financial Officer and Treasurer
John Mutch	Director
Everett Wiggins	Vice President, Operations

Effect of the Offer and the Merger on Maxwell Common Stock and Equity Awards

Consideration for Maxwell Common Stock in the Merger

The following table sets forth the number of shares of Maxwell Common Stock beneficially owned as of February 11, 2019, by each of our executive officers and directors, excluding shares issuable upon exercise of stock options, Maxwell Time-Based RSU Award not vesting within 60 days of February 11, 2019, or Maxwell MSUs (as defined below) or Maxwell PSUs (as defined below) and the aggregate Offer Consideration payable for such shares. Each holder of shares of Maxwell Common Stock who otherwise would be entitled to receive a fraction of a share of Tesla Common Stock under the Merger Agreement will receive cash, without interest, in an amount equal to such fractional part of a share of Tesla Common Stock multiplied by the volume weighted average of the daily volume weighted average of the trading price of one (1) share of Tesla Common Stock as reported on the Nasdaq Global Select Market for the five (5) consecutive trading days ending on and including the second trading day immediately preceding the expiration of the offer (the “Tesla Trading Price”), subject to the minimum. In the event that the Tesla Trading Price is equal to or less than $245.90, the minimum will apply and each share of Maxwell Common Stock validly tendered and not validly withdrawn will be exchanged for 0.0193 of a share of Tesla Common Stock. The amounts in this table assume the Merger occurs on February 11, 2019, and that the Offer Consideration is 0.0152 shares of Tesla Common Stock for each share of Maxwell Common Stock which is calculated by dividing $4.75 by $312.84 (which is the closing price of Tesla Common Stock on February 11, 2019). This information is based on the number of shares of Maxwell Common Stock held by Maxwell’s directors and executive officers as of February 11, 2019 (and includes the deferred, fully vested restricted stock units pursuant to the Company’s non-employee director deferred compensation program which will be settled immediately prior to the Merger as described below, restricted stock units vesting within 60 days of February 11, 2019 and the shares payable pursuant to Maxwell’s 2018 annual incentive bonus plan described in footnote 1 to the table below). The amounts set forth in the table below are as calculated before any taxes that may be due on such amounts are paid.

Name	Number of Shares of Maxwell Common Stock Beneficially Owned(1)		Number of Shares of Tesla Common Stock for Shares	Total Value of Shares(2)
Richard Bergman	72,918		1,107	346,361
Steve Bilodeau	46,990		713	223,203
Jörg Buchheim	534,870		8,121	2,540,633
Dr. Franz J. Fink	1,226,256	(3)	18,148	5,677,609
Burkhard Goeschel	204,150		3,099	969,713
Ilya Golubovich	1,491,891		22,652	7,086,482
Emily Lough	36,938	(4)	560	175,456
David Lyle	264,754	(5)	4,019	1,257,582
John Mutch	15,370		233	73,008
Everett Wiggins	36,201	(6)	549	171,955

(1)

Includes shares payable to executive officers related to amounts earned under Maxwell’s 2018 annual incentive bonus plan which Maxwell intends to settle with shares of Maxwell Common Stock in February 2019 after certification by the Compensation Committee. The number of shares of Maxwell Common Stock calculated for purposes of the payouts under the 2018 annual incentive bonus plan is based on a price per share equal to $4.69 (which is the closing price of Maxwell Common Stock on February 11, 2019).

(2)	Includes cash for fractional shares of Tesla Common Stock, calculated based on the Tesla Trading Price.
(3)	Includes 78,277 shares of Maxwell Common Stock subject to Maxwell Time-Based RSU Awards and 30,970 shares of Maxwell Common Stock subject to Maxwell PSUs settling within 60 days of February 11, 2019.
(4)	Includes 9,326 shares of Maxwell Common Stock subject to Maxwell Time-Based RSU Awards settling within 60 days of February 11, 2019.

(5)	Includes 67,130 shares of Maxwell Common Stock subject to Maxwell Time-Based RSU Awards settling within 60 days of February 11, 2019.
(6)	Includes 18,531 shares of Maxwell Common Stock subject to Maxwell Time-Based RSU Awards settling within 60 days of February 11, 2019.

Consideration for Maxwell Options in the Merger—Generally

At the effective time of the Merger (the “Effective Time”), each option to purchase shares of Maxwell Common Stock that was granted under our 2005 Omnibus Equity Incentive Plan (the “2005 Plan”) or our 2013 Omnibus Equity Incentive Plan (the “2013 Plan” and each such option or any Inducement Option (as defined below), a “Maxwell Option”), that is outstanding, unexercised and unexpired as of immediately prior to the Effective Time (other than any Former Service Provider Options, as defined below) shall be automatically assumed by Tesla and converted into and become an option to acquire Tesla Common Stock, on the same terms and conditions as were applicable to such Maxwell Option as of immediately prior to the Effective Time (a “Converted Option”), except that: (x) the number of shares of Tesla Common Stock subject to the Converted Option will be determined by multiplying the number of shares of Maxwell Common Stock subject to the corresponding Maxwell Option by the Offer Consideration and (y) the per share exercise price for each Tesla Common Stock that may be acquired upon exercise of the Maxwell Option will be determined by dividing the per share exercise price of the Maxwell Option by the Offer Consideration, with any fractional cent in the resulting quotient rounded up to the nearest whole cent. Each Converted Option otherwise shall be subject to the same terms and conditions applicable to the corresponding Maxwell Option and the agreement evidencing the Maxwell Option thereunder, including vesting terms.

Each Maxwell Option that (i) is outstanding, unexercised and unexpired as of immediately prior to the effective time, (ii) either is vested as of immediately prior to the Effective Time or by its terms accelerates vesting as a result of the merger and (iii) is held by a former service provider of Maxwell or any of its subsidiaries as of immediately prior to the effective time (each, a “Former Service Provider Option”) shall not be treated in the same manner. At the Effective Time, without any action on the part of Tesla, Maxwell or the holder of the Former Service Provider Option, each Former Service Provider Option shall be cancelled and converted into the right to receive a number of shares of Tesla Common Stock determined as: (i) (A) the number of shares of Maxwell Common Stock subject to the Former Service Provider Option immediately prior to the Effective Time, multiplied by (B) the Offer Consideration, minus (ii) (A) the aggregate exercise or purchase price for all shares of Maxwell Common Stock subject to such Former Service Provider Option divided by (B) the Tesla Trading Price, with any resulting fractional share rounded down to the nearest whole share.

In addition, the option to purchase shares of Maxwell Common Stock granted pursuant to the non-plan stock option agreement by and between Maxwell Technologies and David Lyle dated May 11, 2015 (the “Inducement Option”), will be treated in the same manner as a Maxwell Option at the Effective Time, as described above.

Consideration for Maxwell Restricted Stock Units in the Merger—Generally

At the Effective Time, each Maxwell restricted stock unit award that was granted under the 2005 Plan or 2013 Plan (together, the “Maxwell Equity Plans”), whether vesting thereof is based on service, performance, stock performance or other conditions (each such restricted stock unit award or any Inducement RSU (as defined below), a “Maxwell RSU Award”) that is outstanding immediately prior to the Effective Time (other than any Former Service Provider RSUs, as defined below), shall be assumed by Tesla and converted automatically into and become a restricted stock unit covering shares of Tesla Common Stock, on the same terms and conditions as were applicable under the Maxwell RSU Award as of immediately prior to the Effective Time, except that the number of shares of Tesla Common Stock subject to such converted Maxwell RSU Award will be determined by multiplying the number of shares of Maxwell Common Stock subject to the corresponding Maxwell RSU Award immediately prior to the Effective Time, by the Offer Consideration, with any fractional shares in the resulting product rounded down to the nearest whole share (the “Converted RSUs” and, together with the Converted

Options, the “Converted Awards”). Each Converted RSU otherwise shall be subject to the same terms and conditions applicable to the corresponding Maxwell RSU Award under the applicable Maxwell Equity Plan and any agreement evidencing the Maxwell RSU Award thereunder, including vesting terms.

Each Maxwell RSU Award that (i) is outstanding, unexercised, and unexpired as of immediately prior to the Effective Time, (ii) either is vested as of immediately prior to the Effective Time or by its terms accelerates vesting as a result of the Merger and (ii) is held by a former service provider of Maxwell or any of its subsidiaries as of immediately prior to the Effective Time (each, a “Former Service Provider RSU,” and together with a Former Service Provider Option, a “Former Service Provider Award”) shall not be treated in the same manner. At the Effective Time, without any action on the part of Tesla, Maxwell or the holder of the Former Service Provider RSU, each Former Service Provider RSU shall be cancelled and converted into the right to receive a number of shares of Tesla Common Stock determined as: (i) (A) the number of shares of Maxwell Common Stock subject to the Former Service Provider RSU immediately prior to the Effective Time, multiplied by (B) the Offer Consideration, minus (ii) (A) the aggregate exercise or purchase price for all shares of Maxwell Common Stock subject to such Former Service Provider RSU divided by (B) the Tesla Trading Price, with any resulting fractional share rounded down to the nearest whole share.

In addition, the restricted stock unit awards granted pursuant to the non-plan restricted stock unit award by and between Maxwell Technologies and David Lyle dated May 11, 2015 (the “Inducement RSUs”), will be treated in the same manner as a Maxwell RSU Award at the Effective Time, as described above.

Consideration for Maxwell Options and Maxwell RSU Awards Held by Directors and Executive Officers in the Merger

Treatment of Director Equity Awards

As of February 11, 2019, Maxwell’s non-employee directors held Maxwell Options to purchase an aggregate of 60,000 shares of Maxwell Common Stock, with per share exercise prices ranging from $5.37 to $5.33. As of the same date, Maxwell’s non-employee directors held Maxwell RSU Awards covering an aggregate of 234,241 shares. Of these awards, 115,531 were vested Maxwell RSU Awards with deferred settlement (“Deferred RSUs”). The unvested Maxwell RSU Awards held by non-employee directors vest based solely on continued service with Maxwell through the applicable vesting dates (“Maxwell Time-based RSU Awards”).

At the Effective Time, each Maxwell Option and Maxwell Time-based RSU Award that is outstanding and held by a current or former non-employee director of Maxwell will vest and be cancelled and converted into the right to receive a number of shares of Tesla common stock determined as: (i) (A) the number of shares of Maxwell Common Stock subject to the Maxwell Option immediately prior to the effective time, multiplied by (B) the Offer Consideration, minus (ii) (A) the aggregate exercise or purchase price for all shares of Maxwell Common Stock subject per share to such Maxwell Option divided by (B) the Tesla Trading Price, with any resulting fractional share rounded down to the nearest whole share.

In early 2017, the Maxwell Board approved a non-employee director deferred compensation program pursuant to which participating non-employee directors may make irrevocable elections on an annual basis to take fully vested restricted stock units in lieu of their cash-based non-employee director fees (including, as applicable, any annual retainer fee, committee fee and any other compensation payable with respect to their service as a member of the Maxwell Board) and to defer the settlement upon the vesting of all or a portion of their equity awards granted in the applicable calendar year. In the event that a director makes such an election, Maxwell will grant fully vested restricted stock units in lieu of cash, with an initial value equal to the cash fees, which will be settled immediately after grant or at a future date elected by the respective non-employee director through the issuance of Maxwell Common Stock. This program was implemented with the intention of further aligning the interests of directors with those of Maxwell’s stockholders by enabling non-employee directors a vehicle to increase their equity stake by receiving payment in the form of equity instead of cash. The participation in this program is optional for non-employee directors. In 2017, the first year of the program, non-employee directors were able to make elections regarding their compensation for the second through the fourth quarter. With the program fully implemented prior to the end of the calendar year, all non-employee directors were able to make elections for 2018 and 2019 compensation for the entirety of the calendar year.

The non-employee director compensation program provides that, in the event of our change in control, each outstanding, award of Deferred RSUs held by a non-employee director will be settled in shares of Maxwell Common Stock as of immediately prior to the Effective Time. Accordingly, shares of Maxwell Common Stock issued pursuant to Deferred RSUs will be treated in the same manner as other shares of Maxwell Common Stock outstanding immediately prior to the Effective Time, as described further above. Under the non-employee director deferred compensation program, “change in control” will include the Merger and generally has the meaning set forth below with respect to the other RSU awards described below.

Please see “—Table of Estimated Consideration for Equity Awards” below for additional information.

Treatment of Executive Officer Equity Awards

As of February 11, 2019, Maxwell’s executive officers held Maxwell Options to purchase an aggregate of 150,599 shares of Maxwell Common Stock, with per share exercise prices ranging from $6.03 to $15.71. As of the same date, Maxwell’s executive officers held Maxwell RSU Awards covering 990,969 shares of Maxwell Common Stock. Of these awards, an aggregate of 361,955 shares of Maxwell Common Stock are subject to Maxwell RSU Awards that were granted with service-based vesting. Maxwell RSU Awards that were granted with vesting contingent in part on achievement of performance goals based on relative total stockholder return (“Maxwell MSUs”) cover an aggregate of 558,044 shares of Maxwell Common Stock (based on target achievement of the applicable performance goals). Maxwell RSU Awards that were granted with vesting contingent in part on achievement of performance goals relating other than to relative total stockholder return (“Maxwell PSUs”) cover an aggregate of 70,970 shares of Maxwell Common Stock (based on target achievement of the applicable performance goals).

Assuming continued employment through the Effective Time, all Maxwell Options and Maxwell RSU Awards that are outstanding as of immediately prior to the Effective Time held by Maxwell’s executive officers will be assumed and converted into awards covering shares of Tesla Common Stock, as discussed above.

Pursuant to the terms of the equity award agreements governing each of the Maxwell Options and Maxwell RSU Awards held by each of the executive officers, if, within thirty (30) days prior to or two years following the date of a change in control of Maxwell, which will include the Merger, the executive officer’s employment is terminated by Maxwell without cause (as such term is defined in the applicable equity award agreement) or the executive officer resigns for good reason (as such term is defined in the applicable equity award agreement), then vesting with respect to 100% of the then unvested shares subject to the Maxwell Option or Maxwell Time-based RSU Award will accelerate. With respect to Dr. Fink’s Maxwell PSUs granted on February 18, 2016, this grant will vest based on actual achievement of applicable performance conditions in connection with the signing of the Merger Agreement on February 3, 2019, which certification is expected to occur prior to the Merger. With respect to Mr. Lyle’s Maxwell PSUs granted on February 18, 2016, this grant will be treated in the same manner as his outstanding Maxwell Options and Maxwell RSU Awards but is subject to earlier vesting based on actual achievement of applicable performance conditions as of December 31, 2018, which certification is expected to occur prior to the Merger. With respect to the Maxwell MSUs, up to 100% of the Maxwell MSUs will vest based on target levels on the effective date of the change in control, provided that such acceleration will not result in the cumulative vesting of more than 100% of such Maxwell MSUs.

For purposes of the Maxwell Time-based RSU Awards, Maxwell PSUs, and Maxwell MSUs “cause” generally means a grantee’s unauthorized use or disclosure of the Maxwell’s confidential information or trade secrets; breach of any agreement between the grantee and Maxwell; grantee’s material failure to comply with Maxwell’s written policies or rules; grantee’s conviction of, or your plea of “guilty” or “no contest” to, a felony; grantee’s gross negligence or willful misconduct; grantee’s continuing failure to perform assigned duties after receiving written notification from Maxwell; or grantee’s failure to cooperate in good faith with a governmental or internal investigation.

For purposes of the Maxwell Time-based RSU Awards, Maxwell PSUs and Maxwell MSUs, “change in control” will include the Merger and generally means any person acquiring beneficial ownership of more than 50% of Maxwell’s total voting power; the sale or disposition of all or substantially all of Maxwell’s assets; or any merger or consolidation of Maxwell where Maxwell’s voting securities represent 50% or less of the total voting power of the surviving entity or its parent.

For purposes of the Maxwell Time-based RSU Awards, Maxwell PSUs, and Maxwell MSUs. “good reason” generally means a change in grantee’s position that materially reduces his or her level of authority or responsibility or the assignment of reduced authority and responsibilities; a reduction in grantee’s base salary or target bonus by more than 10%; or a workplace relocation of more than 50 miles from grantee’s then-present work location, all subject to a notice requirement by the executive officer to the Company and a cure period by the Company

Please see “—Table of Estimated Consideration for Equity Awards” below for additional information.

Table of Estimated Consideration for Equity Awards

Directors

The table below sets forth, for each of our non-employee directors, the aggregate number of shares of Maxwell Common Stock subject to Maxwell Options and Maxwell Time-based RSU Awards that are held by our non-employee directors as of February 11, 2019.

Name	Vested Maxwell Options (#)(1)	Unvested Maxwell Options (#)(2)	Value of Maxwell Options ($)(3)	Maxwell Unvested RSU Awards (#)(4)	Value of Unvested Maxwell RSU Awards ($)(5)	Maxwell Vested and Deferred RSU Awards (#)	Value of Maxwell Vested and Deferred RSU Awards ($)(5)	Total ($)
Richard Bergman	5,000	5,000	—	19,785	93,979	44,923	213,384	307,363
Steve Bilodeau	5,000	5,000	—	19,785	93,979	30,421	144,500	238,479
Jörg Buchheim	5,000	5,000	—	19,785	93,979	—	—	93,979
Burkhard Goeschel	5,000	5,000	—	19,785	93,979	—	—	93,979
Ilya Golubovich	5,000	5,000	—	19,785	93,979	40,187	190,888	284,867
John Mutch	5,000	5,000	—	19,785	93,979	—	—	93,979

(1)

Represents the number of shares of Maxwell Common Stock subject to Maxwell Options that are outstanding and vested in accordance with their terms as of February 11, 2019, assuming that the Effective Time occurs on February 11, 2019, but without giving effect to any vesting acceleration that may occur in connection with a change in control or a qualifying termination of employment.

(2)

Represents the number of shares of Maxwell Common Stock subject to Maxwell Options that will vest immediately prior to the Effective Time in accordance with the terms of the applicable equity award agreement governing the terms of the Maxwell Option, assuming the Effective Time occurs on February 11, 2019.

(3)

Equals (i) the number of shares of Maxwell Common Stock subject to outstanding Maxwell Options as of February 11, 2019 (that is, the sum of the number of shares shown in the “Vested Maxwell Options” and the “Unvested Maxwell Options” columns), multiplied by (ii) (a) $4.75 reduced by (b) the exercise price of the

Maxwell Option. These Maxwell Options are all underwater based on a price of $4.75 per share of Maxwell Common Stock.
(4)

Represents the number of shares of Maxwell Common Stock subject to unvested Maxwell RSU Awards that will vest immediately prior to the Effective Time in accordance with the terms of the applicable equity award agreement governing the terms of the Maxwell RSU Award, assuming the Effective Time occurs on February 11, 2019.

(5)	Equals (i) the number of Maxwell RSU Awards, multiplied by (ii) $4.75.

Executive Officers

The table below sets forth, for each of our executive officers, the aggregate number of shares of Maxwell Common Stock subject to vested Maxwell Options that are held by our executive officers as of February 11, 2019, and the aggregate number of shares of Maxwell Common Stock subject to unvested Maxwell Options and unvested Maxwell Time-based RSU Awards, Maxwell MSUs, and Maxwell PSUs held by our executive officers as of February 11, 2019 that would accelerate upon a qualifying termination (which includes a termination without cause and other than due to the executive officer’s death or disability, or a resignation by the executive officer for good reason during a specified period, as discussed under “—Golden Parachute Compensation” further below).

Name	Vested Maxwell Options (#)(1)	Value of Vested Maxwell Options ($)(2)	Accelerated Unvested Maxwell Options Upon a Qualifying Termination (#)(3)	Value of Accelerated Unvested Maxwell Options Upon a Qualifying Termination ($)(4)	Accelerated Maxwell RSU Awards Upon a Qualifying Termination (#)(5)	Value of Accelerated Maxwell RSU Awards Upon a Qualifying Termination ($)(6)	Total ($)(7)
Dr. Franz J. Fink	73,626	—	24,541	—	551,189	2,618,148	2,618,148
David Lyle	25,160	—	8,386	—	243,328	1,155,808	1,155,808
Everett Wiggins	10,602	—	3,534	—	113,003	536,764	536,764
Emily Lough	4,750	—	—	—	83,449	396,383	396,383

(1)	Represents the number of Maxwell Options that are outstanding and vested in accordance with their terms as of February 11, 2019, assuming such date occurs prior to the Effective Time.
(2)

Equals (i) the number of shares of Maxwell Common Stock shown in the “Vested Maxwell Options” column, multiplied by (ii) (a) $4.75 reduced by (b) the exercise price of the Maxwell Option. These Maxwell Options are all underwater based on a price of $4.75 per share of Maxwell Common Stock.

(3)

Represents the number of shares of Maxwell Common Stock subject to Maxwell Options that would vest upon a qualifying termination of employment immediately following the Effective Time, assuming the termination and Effective Time occurs on February 11, 2019. For each executive officer, this number represents 100% of the unvested shares subject to the executive officer’s Maxwell Options.

(4)

Equals (i) the number of shares of Maxwell Common Stock shown in the “Accelerated Unvested Maxwell Options Upon a Qualifying Termination” column, multiplied by (ii) (a) $4.75 reduced by (b) the exercise price of the Maxwell Option. These Maxwell Options are all underwater based on a price of $4.75 per share of Maxwell Common Stock.

(5)

Represents the number of Maxwell Time-based RSU Awards, Maxwell MSUs, and Maxwell PSUs that would vest upon a qualifying termination of employment immediately following the Effective Time, assuming the termination and Effective Time occurs on February 11, 2019. For executive officers, this number represents 100% of the unvested shares subject to the executive officer’s Maxwell RSU Awards. The table below sets forth, for each of our executive officers, the aggregate number of unvested Maxwell Time-based RSU Awards, Maxwell MSUs, and Maxwell PSUs held by our executive officers as of February 11, 2019, that would accelerate vesting upon a qualifying termination.

	Maxwell RSU Awards Subject Only to Service- based Vesting That Accelerate Vesting Upon Qualifying Termination	Value of Maxwell RSUs Subject Only to Service- based Vesting That Accelerate Vesting Upon Qualifying Termination	Maxwell MSUs That Remain Subject to Performance Achievement That Accelerate Vesting Upon Qualifying Termination	Value of Maxwell MSUs That Remain Subject to Performance Achievement That Accelerate Vesting Upon Qualifying Termination	Maxwell PSUs That Remains Subject to Performance Achievement That Accelerate Vesting Upon Qualifying Termination		Value of Maxwell PSUs That Remain Subject to Performance Achievement That Accelerate Vesting Upon Qualifying Termination	Total Value of Maxwell RSU Awards That Accelerate Vesting Upon Qualifying Termination
Name	(#)	($)	(#)(a)	($)	(#)		($)	($)(6)
Dr. Franz J. Fink	182,402	866,410	337,817	1,604,631	30,970	(b)	147,108	2,618,148
David Lyle	82,633	392,507	120,695	573,301	40,000	(c)	190,000	1,155,808
Everett Wiggins	47,906	227,554	65,097	309,211	—		—	536,764
Emily Lough	49,014	232,817	34,435	163,566	—		—	396,383

(a)

Includes 90,467, 37,695, 18,847 and 11,309 shares of Maxwell Common Stock subject to Maxwell MSUs for Dr. Fink, Messrs. Lyle and Wiggins and Ms. Lough, respectively, for which performance criteria was not achieved and are expected to be cancelled prior to the Effective Time.

(b)	Represents Maxwell PSUs subject to vesting based on actual achievement of applicable performance conditions as of February 3, 2019, which certification is expected to occur prior to the Merger.
(c)

Represents Maxwell PSUs subject to earlier vesting based on actual achievement of applicable performance conditions as of December 31, 2018, which certification is expected to occur prior to the Merger.

(6)	Equals (i) the number of shares of Maxwell Common Stock subject to Maxwell RSU Awards shown in the “Accelerated Maxwell RSU Awards Upon a Qualifying Termination” column, multiplied by (ii) $4.75.
(7)

Equals the sum of amounts shown in the “Value of Vested Maxwell Options,” “Value of Accelerated Unvested Maxwell Options Upon a Qualifying Termination” and the “Value of Accelerated Maxwell RSU Awards Upon a Qualifying Termination” columns.

Maxwell Severance

Employment Agreements

In connection with each of Dr. Fink and Mr. Lyle joining Maxwell in 2014 and 2015, respectively, we entered into an employment agreement with each of them that provides for certain benefits in the event of certain qualifying terminations of employment. Each of the employment agreements were amended in January 2016. Pursuant to their employment agreements, as amended, upon a termination of employment without cause other than within 30 days prior to a change in control or within 24 months after a change in control, Dr. Fink is entitled to 18 months, and Mr. Lyle to 12 months, of base salary and target bonus (payable in equal monthly installments), and each is entitled to a prorated annual incentive bonus based on actual performance payable at the same time as similar bonuses paid to other executive officers, and to 12 months of health, dental and vision insurance of continued monthly premium reimbursements. Upon a termination of employment without cause or a resignation for good reason in each case either within 30 days prior to a change in control or within 24 months after a change in control, subject to certain notice and cure periods, Dr. Fink is entitled to a lump sum payment of

24 months, and Mr. Lyle to a lump sum payment of 18 months, of base salary and target bonus, Dr. Fink is entitled to 24 months, and Mr. Lyle to 12 months, of health, dental and vision of continued monthly premium reimbursements, and each is entitled to a prorated annual incentive bonus paid at target levels. The severance benefits under the employment agreements are conditioned on the executive officer’s agreement to a release of claims in favor of Maxwell. With respect to outstanding equity awards, each employment agreement provides for pro rata vesting of service-based awards in the event of an involuntary termination outside of the change in control period described above and 100% vesting of the then unvested service and performance-based awards (at target) in the event of an involuntary termination during the change in control period described above. Dr. Fink’s employment agreement includes a so-called “better of” provision with respect to payments upon a change in control meaning that if any of the payments or benefits provided to him would not be deductible to the Company pursuant to Section 280G, then the payments will be reduced by the amount required to avoid the excise tax imposed under Section 4999, provided that the after-tax amount of such payments and benefits as so reduced is greater than or equal to the after-tax amount of such payments and benefits without such reduction.

For purposes of Dr. Fink’s and Mr. Lyle’s employment agreements, “cause” generally means the executive’s (a) unauthorized use or disclosure of confidential information or trade secrets, (b) breach of any agreement between him and Maxwell, (c) material failure to comply with Maxwell’s written policies or rules that have been provided, (d) conviction of, or plea of “guilty” or “no contest” to, a felony under the laws of the United States or any State, (e) gross negligence or willful misconduct in connection with his duties and responsibilities, (f) willful continuing failure to perform assigned duties after receiving written notification of the failure from the Maxwell Board or (g) failure to cooperate in good faith with a governmental or internal investigation of the Maxwell or its directors, officers or employees, subject to certain notice and cure periods.

For purposes of Dr. Fink’s and Mr. Lyle’s employment agreements, “good reason” generally means (a) a change in the executive’s position with Maxwell that materially reduces his level of authority or responsibility or the assignment reduced authority and responsibilities; (b) a reduction in the executive’s base salary or target bonus level in effect immediately prior to such reduction (unless such reduction is in connection with a general across the board reduction in the compensation of the Maxwell’s management team and in such case not to exceed 10%); or (c) a relocation of the executive’s office to a location more than 50 miles from his then-present work location, subject to certain notice and cure periods.

For purposes of Dr. Fink’s and Mr. Lyle’s employment agreements, “change in control” will include the Merger and generally means any person acquiring beneficial ownership of more than 50% of Maxwell’s total voting power; the sale or disposition of all or substantially all of Maxwell’s assets; or any merger or consolidation of Maxwell where Maxwell’s voting securities represent 50% or less of the total voting power of the surviving entity or its parent.

Severance and Change in Control Plan

Mr. Wiggins and Ms. Lough, who do not have an employment agreement providing similar benefits, are entitled to severance payments and benefits under the Severance and Change in Control Plan adopted in January 2016 which provides for severance arrangements for executive officers who do not otherwise have severance arrangements. Maxwell’s Severance and Change in Control Plan provides severance payments and benefits to eligible employees who do not have employment agreements, if such employees have a termination of employment without cause or a resignation for good reason (in each case as defined in the Severance and Change in Control Plan and which definition is summarized below), subject to certain notice and cure periods, and enhanced severance payments and benefits if such a qualifying termination of employment occurs within 30 days prior to or within 24 months following the effective date of a change in control. Upon a termination of employment without cause or a resignation for good reason during such a change in control period, an executive is entitled to a lump sum payment equal to one year of base salary and target bonus, prorated annual incentive bonus paid at target achievement, if any, for the year of termination, and 12 months of health, dental and vision insurance coverage reimbursements, and outplacement services. Upon termination of employment without cause outside of such a change in control period, the executive is entitled to 6 months of base salary and target bonus payable in monthly installments, payment of prorated annual incentive bonus based on actual performance, 12 months of health, dental and vision insurance coverage reimbursement, and outplacement services. The severance benefits under the Severance and Change in Control Plan are conditioned on the executive officer’s agreement to a release of claims in favor of Maxwell and nondisparagement obligations in favor of Maxwell.

For purposes of Severance and Change in Control Plan, “cause” and “good reason” generally have the same meanings as “cause” and “good reason” as set forth in Dr. Fink’s and Mr. Lyle’s employment agreements.

For purposes of Severance and Change in Control Plan, “change in control” will include the Merger and generally means any merger or consolidation in which we are not the surviving entity; the sale of all or substantially all of our assets to any other person or entity; the acquisition of beneficial ownership of a controlling (more than 50%) interest in the outstanding shares of our common stock by any person or entity; or an election of our Directors as a result of which or in connection with which the persons who were Directors before such election or their nominees cease to constitute a majority of the Maxwell Board.

Golden Parachute Compensation

In accordance with Item 402(t) of Regulation S-K, the table below sets forth the compensation that is based on or otherwise relates to the Merger that will or may become payable to each of Dr. Fink, Mr. Lyle, and Mr. Wiggins, who constitute Maxwell’s named executive officers, in connection with the Merger. Please see the previous portions of this section for further information regarding this compensation.

The amounts indicated in the table below are estimates of the amounts that would be payable assuming, solely for purposes of this table, that (1) the Merger is consummated on March 31, 2019; (2) the employment of each of the named executive officers is terminated other than for “cause” or the named executive officer resigns for “good reason” at the Effective Time (as such terms are defined in his applicable employment agreement or applicable equity award agreement, in each case on that date); (3) the price per share of consideration that holders of shares of Maxwell Common Stock would receive in the Merger is equal to $4.75, (4) the named executive officer’s base salary rate and performance bonus target amount remain unchanged from that in effect as of February 11, 2019; (5) no named executive officer receives any additional equity grants on or prior to the Effective Time that will vest on or prior to the Effective Time; and (6) no named executive officer enters into a new agreement or is otherwise legally entitled to, prior to the Effective Time, additional compensation or benefits. All of the payments in the table below are “double trigger” payments that require the named executive offers to terminate employment except as noted.

For a narrative description of the terms and conditions applicable to the payments quantified in the table below, see the preceding subsections. The amounts shown in the table do not include the payments or benefits that would have been earned on or prior to the Effective Time; or the value of payments or benefits that are not based on or otherwise related to the Merger. In the footnotes to the table below, we refer to payments that are conditioned on the occurrence of both the Merger as well as the termination of the named executive officer’s employment without “cause” or on account of “good reason”, if applicable, as being payable on a “double-trigger” basis.

Maxwell’s executive officers will not receive pension payments, nonqualified deferred compensation benefits or tax reimbursements in connection with the Merger.

In addition to the assumptions regarding the date of completion of the Merger and the termination of employment, these estimates are based on certain other assumptions that are described in the footnotes accompanying the table below. Accordingly, the ultimate values to be received by a named executive officer in connection with the Merger may differ from the amounts set forth below.

Name	Cash ($)(1)	Equity ($)(2)	Perquisites/ Benefits ($)(3)	Other ($)(4)	Total ($)
Franz Fink, Ph.D.	$2,123,288	$1,779,289	$33,898	—	$3,936,475
David Lyle	$955,479	$703,633	$18,506	—	$1,677,618
Everett Wiggins	$413,938	$382,091	$22,847	$30,000	$818,876

(1)

The amount listed in this column represents the pre-tax value of the cash severance payments that would be paid pursuant to a termination of employment without “cause” or on account of “good reason”, if applicable, under Dr. Fink or Mr. Lyle’s employment agreement or Maxwell’s Severance and Change in Control Plan with respect to Mr. Wiggins as described in more detail above under “—Maxwell Severance.” These amounts reflect the amounts and benefits that would be paid on a “double trigger” basis. For purposes of valuing the severance payments in the table above, the computation is based on each executive’s base salary in effect as of February 11, 2019. If Dr. Fink’s employment is terminated without cause or should Dr. Fink resign his employment for good reason, in each case either within 30 days prior to a change in control or within 24 months after a change in control, he will receive a lump sum payment equal to two times his base salary (equal to $500,000) and target bonus (equal to $500,000). If Mr. Lyle’s employment is terminated without cause or should Mr. Lyle resign his employment for good reason, in each case either within 30 days prior to a change in control or within 24 months after a change in control, he will receive a lump sum payment equal to 150% times his base salary (equal to $375,000) and target bonus (equal to $225,000). If Mr. Wiggins’s employment is terminated without cause or should Mr. Wiggins resign his employment for good reason, in each case either within 30 days prior to a change in control or within 24 months after a change in control, he will receive a lump sum payment equal to 100% times his base salary (equal to $255,000) and target bonus (equal to $127,500) in connection with his participation in the Severance and Change in Control Plan. All named executive officers would also be entitled to a lump sum payment of prorated bonus in the year of termination at target amounts in connection with the Merger (equal to $123,288, $55,479, and $31,438 for Dr. Fink, Mr. Lyle and Mr. Wiggins, respectively) pursuant to his employment agreement or the Severance and Change in Control Plan, as applicable, if a termination without cause or on account of a good reason termination occurs within the change in control period. With respect to Dr. Fink’s cash severance amount, such amount may be subject to reduction based on the Section 280G cutback provision in his employment agreement as described above under “—Employment Agreements.” A good faith, estimated amount of such cutback assuming his termination without cause or for good reason occurred at the Effective Time would be approximately $645,717 assuming a combined effective tax rate of 52.65%.

(2)

This amount reflects the value of the Maxwell MSUs and Maxwell Time-based RSU Awards to each executive based on an estimated Merger consideration price of $4.75 and accelerated vesting of all awards. This amount for Dr. Fink includes (i) “single trigger” vesting of his Maxwell MSUs with a full value of $1,174,913 for the accelerated shares (equal to 247,350 shares), and (ii) Maxwell Time-based RSU Awards valued at $604,376 at full value for the accelerated shares (equal to 127,237 shares) which accelerate on a “double trigger” basis. The amount reflected for Mr. Lyle includes (i) Maxwell MSUs with a full value of $394,250 for the accelerated shares (equal to 83,000 shares) and (ii) Maxwell Time-based RSU Awards with a full value of $309,382 for the accelerated shares (equal to 65,133 shares). The amount for Mr. Wiggins includes Maxwell MSUs with a full value of $219,688 for the accelerated shares (equal to 46,250 shares) and Time-based RSU Awards with a full value of $162,403 for the accelerated shares (equal to 34,190 shares). With respect to Mr. Lyle’s and Mr. Wiggins’ Maxwell MSUs, 100% of the Maxwell MSUs outstanding as of immediately prior to the Effective Time will vest 100% on a “single trigger” basis, on the date of the Merger. Their Maxwell Time-based RSU Awards vest on a “double-trigger” basis. All Maxwell Options are underwater based on the Merger consideration set forth above.

(3)

The amount reflects the 2018 COBRA rate (cost to the Company) of the individual’s group health/welfare benefits multiplied by the applicable multiple pursuant to either the individual’s employment agreement or the Severance and Change in Control Plan, as applicable, each as described in more detail above. These benefits are “double trigger” in that they require both the occurrence of the Merger and a termination of employment in order to be payable.

(4)	The amount listed represents the value of up to nine months of outplacement services that the Company may provide upon involuntary termination on a “double trigger” basis.

Employee Stock Purchase Plan

Any Maxwell employee who is not a participant in Maxwell’s 2004 Employee Stock Purchase Plan (the “ESPP”) as of the date of the Merger Agreement may not become a participant in any offering periods in effect under the ESPP as of the date of the Merger Agreement. No participant may increase his or her contributions or payroll deductions under the ESPP after the date of the Merger Agreement. If the offering periods in effect as of the date of the Merger Agreement terminate prior to the Effective Time, then the ESPP will be suspended and no new offering period will commence under the ESPP prior to the termination of the Merger Agreement. If any current ESPP offering period is still in effect at the Effective Time, then the last day of such current ESPP offering period will be accelerated to a date before the closing date as specified by the Maxwell Board or its designated committee. Subject to the consummation of the Merger, the ESPP will terminate effective immediately prior to the Effective Time.

Rule 14d-10(d) Matters

The Merger Agreement provides that, prior to the Acceptance Time, the compensation committee of the Maxwell Board will take certain actions with respect to compensation matters. The compensation committee of the Maxwell Board duly adopted at a meeting on February 14, 2019, resolutions approving as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(1) under the Exchange Act (i) each arrangement related to certain payments made or to be made and certain benefits granted or to be granted according to employment compensation, severance and other employee benefit plans of Maxwell, including Maxwell’s 2013 Omnibus Equity Incentive Plan, to certain holders of Maxwell shares, Maxwell Options, Maxwell RSU Awards, (ii) the treatment of Maxwell Options, Maxwell RSU Awards, as applicable, in accordance with the terms of the Merger Agreement and (iii) certain provisions of the Merger Agreement relating to indemnification, insurance and other compensation and benefits provided to Maxwell’s directors, executive officers and employees. In addition, the compensation committee of the Maxwell Board will take all other actions necessary to satisfy the requirements of the non-exclusive safe harbor under Rule 14d-10(d)(2) under the Exchange Act with respect to the foregoing arrangements.

Indemnification and Insurance

Section 145 of the DGCL permits a Delaware corporation to include in its charter documents, and in agreements between the corporation and its directors and officers, provisions expanding the scope of indemnification beyond that specifically provided by current law. Maxwell’s amended and restated bylaws (our “Bylaws”), the amended and restated certificate of incorporation of Maxwell (our “Charter”) contains provisions that limit the liability of Maxwell’s directors and executive officers for monetary damages to the fullest extent permitted by the DGCL. Our Bylaws also contain provisions requiring Maxwell to indemnify its directors and executive officers to the fullest extent permitted by the DGCL, subject to certain limitations. In addition, our Bylaws provide that Maxwell is obligated to advance expenses incurred by a director or executive officer in advance of the final disposition of any action or proceeding and Maxwell is permitted to secure insurance on behalf of any executive officer, director, employee or other agent for any liability arising out of his or her actions in that capacity, regardless of whether it would otherwise be permitted to indemnify him or her under the provisions of the DGCL.

Maxwell also has entered into indemnity agreements with each of its directors, the form of which is filed as Exhibit (e)(5) to this Schedule 14D-9 and is herein incorporated by reference.

Under the Merger Agreement, for a period of not less than six years after the Effective Time, Tesla must, and must cause the surviving corporation in the Merger to, indemnify and hold harmless, to the fullest extent permitted under applicable law and the organizational documents of Maxwell or its subsidiaries, or any indemnification agreements in existence as of the date of the Merger Agreement that were provided to Tesla, each current and former director and executive officer of Maxwell and its subsidiaries against any costs and expenses in connection with any actual or threatened claims in respect of acts or omissions occurring or alleged to have occurred at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, in connection with such person serving as an executive officer, director, employee or other fiduciary of Maxwell, any of its subsidiaries or any other person if such service was at the request or for the benefit of Maxwell or any of its subsidiaries.

In addition, for a period of six years following the Effective Time, Tesla is required to maintain in effect the provisions in the organizational documents of Maxwell and any indemnification agreements in existence as of the date of the Merger Agreement that were provided to Tesla (except to the extent such agreement provides for an earlier termination) regarding elimination of liability, indemnification of executive officers, directors and employees and advancement of expenses that are in existence as of the date of the Merger Agreement.

At or prior to the Effective Time, Maxwell is required to purchase a directors’ and officers’ liability insurance and fiduciary liability insurance “tail” insurance policy for a period of six years after the Effective Time with respect to matters arising at or prior to the Effective Time, with a one-time cost not in excess of 250% of the last aggregate annual premium paid by Maxwell for its directors’ and officers’ liability insurance and fiduciary liability insurance prior to the date of the Merger Agreement, and if the cost of such “tail” insurance policy would otherwise exceed such amount, Maxwell may purchase as much coverage as reasonably practicable for such amount.

Section 16 Matters.

Pursuant to the Merger Agreement, prior to the Effective Time, Maxwell and Tesla have agreed to, as applicable, take all such steps as may be reasonably necessary or advisable hereto to cause any dispositions of equity securities of Maxwell (including derivative securities) and acquisitions of equity securities of Tesla pursuant to the transactions contemplated by the Merger Agreement by each individual who is a director or executive officer of Maxwell subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Maxwell to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Item 4. The Solicitation or Recommendation.

Recommendation of the Maxwell Board

At a meeting held on February 3, 2019, after careful consideration, the Maxwell Board, among other things, unanimously:

•

determined that the terms of the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger and the issuance of shares of Tesla Common Stock in connection therewith, are fair to, and in the best interests of, Maxwell and its stockholders;

•	determined that it is in the best interests of Maxwell and its stockholders and declared it advisable to enter into the Merger Agreement;

•

approved the execution and delivery by Maxwell of the Merger Agreement, the performance by Maxwell of its covenants and agreements contained in the Merger Agreement and the consummation of the Offer, the Merger and the other transactions contemplated by the Merger Agreement upon the terms and subject to the conditions contained in the Merger Agreement;

•	resolved to recommend, and recommended, that the Maxwell stockholders accept the Offer and tender their shares of Maxwell Common Stock to the Offeror pursuant to the offer; and

•	approved the execution and delivery of the Support Agreement by the Supporting Stockholders party thereto.

Accordingly, and for the reasons described in more detail below under “—Maxwell’s Reasons for the Offer and the Merger,” the Maxwell Board unanimously recommends that Maxwell stockholders tender their shares of Maxwell Common Stock pursuant to the offer.

A press release dated February 4, 2019 issued by Maxwell announcing the offer, the Merger and the other transactions contemplated by the Merger Agreement, is included as Exhibit (a)(5)(A) hereto and is incorporated herein by reference.

Background of the Offer and the Merger

The Maxwell Board regularly reviews our business and operations, financial performance, strategy and prospects as an independent company, with the goal of maximizing stockholder value. As part of this review, from time to time the Maxwell Board has considered significant commercial partnerships and strategic transactions. For instance, Maxwell acquired in May 2017 the core business and operating entities of Nesscap Energy, Inc., and completed in December 2018 the divestiture of Maxwell Technologies, SA (“Maxwell SA”), Maxwell’s Swiss subsidiary that operated its high voltage product line.

Over the past several years, Maxwell has had periodic commercial related discussions with Tesla in connection with potential opportunities between the two companies. In mid-2018, Tesla and Maxwell began a series of discussions in connection with a potential strategic commercial relationship. As part of their discussions regarding a potential strategic commercial relationship, Dr. Franz Fink, the President and Chief Executive Officer, and other representatives of Maxwell, on the one hand, and representatives of Tesla, on the other hand, have had discussions from time to time to better understand each other’s respective businesses, platforms and products, and to explore various ways in which they could collaborate in order to advance their shared business objectives.

On September 20, 2018, at a regularly scheduled meeting with members of management and representatives of Barclays Capital Inc., the Company’s external financial advisor (“Barclays”) and DLA Piper LLP (US), the Company’s outside legal advisor (“DLA”) present, the Maxwell Board discussed the Company’s ongoing strategic plan, including its business and financial prospects. At the invitation of the Maxwell Board, representatives of Barclays led a discussion regarding Maxwell’s cash situation, liquidity position, investment initiatives, partnership opportunities, strategic sale of assets, localization and other strategic possibilities, based on publicly available information regarding Maxwell and information provided to Barclays by Maxwell’s management. Following extensive discussion and deliberation, the Maxwell Board determined to engage Barclays as financial advisor to Maxwell to facilitate, at the Maxwell Board’s direction, the strategic sale of its high voltage product line that was operated through Maxwell SA. In exploring this potential sale, the Maxwell Board also determined that a strategic sale of the high voltage product line would situate Maxwell better for a potential strategic transaction in the future as the high voltage product line was non-complementary to Maxwell’s energy storage product lines and technology that was under development.

Maxwell also held a meeting of a long-standing product development and strategic partnership committee of the Maxwell Board (the “Strategic Alliance Committee”) on September 20, 2018, pursuant to which members of management presented, among other topics, a portion of its long-range plan related to certain of its products to members of the Strategic Alliance Committee, additional members of the Maxwell Board and representatives of DLA. Management presented potential strategic partnership opportunities, each requiring upfront funding to further solidify the partnership opportunities. At the time, a number of the potential strategic partnership discussions were progressing, but none of the potential strategic partnerships resulted in binding contracts or a commitment for funding or upfront investment.

In October 2018, Maxwell received a non-binding confirmatory offer from Renaissance Management SA (“Renaissance”) to purchase 100% of the shares of Maxwell SA and its high voltage product line. Maxwell continued to negotiate terms of the potential sale and definitive deal documents with Renaissance between October and December 2018.

On December 12, 2018, the Strategic Alliance Committee held a meeting with members of management, other Maxwell Board members and representatives of DLA. At the meeting, members of management provided an overview of certain Maxwell technologies, the roadmap and strategic plan, including a discussion of potential partnerships, collaborations, customer opportunities and capital requirements.

On December 12, 2018, Brian Scelfo of Tesla contacted Dr. Fink to convey Tesla’s interest in a potential acquisition of Maxwell rather than pursuing a strategic commercial relationship. Prior to December 12, 2018, none of the discussions between representatives of Maxwell and Tesla involved the possibility of an acquisition of Maxwell. Mr. Scelfo explained to Dr. Fink Tesla’s strategic rationale for a potential acquisition of Maxwell. Dr. Fink informed Mr. Scelfo that while Maxwell was not actively looking to sell the company, he would inform the Maxwell Board of Tesla’s current interest in a potential acquisition of Maxwell.

On December 13, 2018, the Maxwell Board held a regularly scheduled Board meeting with members of management and representatives of Barclays and DLA present. At the meeting, members of management presented various updates on the company’s manufacturing, operations, product lines and development technology. David Lyle, Maxwell’s Senior Vice President and Chief Financial Officer, provided an overview of the Company’s financials, including cash position and anticipated cash burn, and a detailed overview of the proposed 2019 Annual Operating Plan. A portion of the meeting focused on the ongoing negotiations for the sale of Maxwell SA and its high voltage product line. The Maxwell Board also discussed eliminating the Strategic Alliance Committee primarily to keep the product development and strategic partnership matters at the full Maxwell Board level and also as part of approving a reduction in overall fees paid to independent members of the Maxwell Board.

At this December 13, 2018 Maxwell Board meeting, the Maxwell Board also discussed key strategic alternatives available to Maxwell taking into consideration Maxwell’s cash situation, liquidity position, investment initiatives, partnership opportunities, strategic sale of assets, localization and various other strategic possibilities. At the Maxwell Board’s request, representatives from Barclays then previewed certain financial information and metrics, based on publicly available information and information provided to Barclays by Maxwell management regarding the various alternatives available to Maxwell, including moving forward as a standalone company or a potential sale of the company. The Maxwell Board discussed various considerations in determining whether to engage in discussions regarding a potential sale of Maxwell and in particular with entering into negotiations with Tesla, including whether and how to respond to any proposal that may be received from Tesla and whether to contact additional parties to gauge their interest in acquiring Maxwell while considering the risks to Maxwell’s business based on certain of those potential interested parties being existing and potential customers, competitors and suppliers of Maxwell. A representative from DLA also led a discussion regarding the Maxwell Board’s fiduciary duties as it relates to a potential sale of the company. At the conclusion of the meeting, the Maxwell Board, based on Barclays qualifications, expertise and reputation, as well as its long standing familiarity with Maxwell and its business, authorized Barclays to work with Dr. Fink and his executive management team, on exploring a potential sale of Maxwell pursuant to the terms of an existing engagement agreement that had previously been entered into between Maxwell and Barclays in January 2017, including authorization for management to begin engagement with Tesla to explore Tesla’s interest in an acquisition.

Following the December 13, 2018 Maxwell Board meeting, Dr. Fink received a call from Mr. Scelfo, who called Dr. Fink as a follow up to his December 12 call, to express Tesla’s interest in conducting due diligence for a potential transaction. Following the call, Mr. Scelfo sent a mutual nondisclosure agreement to Dr. Fink so the parties could begin discussions and for preliminary diligence in connection with a potential transaction. On December 14, 2018, Tesla and Maxwell entered into the mutual nondisclosure agreement related to a possible negotiated transaction between Tesla and Maxwell.

On December 14, 2018, Tesla delivered a non-binding letter of intent to Dr. Fink proposing to acquire 100% of the outstanding shares of capital stock of Maxwell for a per share purchase price of $2.35, which represented a premium of 15.2% from the closing price of Maxwell’s stock on December 14, 2018. The purchase price would be paid in shares of Tesla stock based on an exchange ratio to be fixed at the time of signing definitive transaction documents. In addition, Mr. Scelfo requested that Maxwell enter into an exclusivity agreement as it related to a proposed acquisition and delivered a draft to Dr. Fink. Dr. Fink then promptly informed the Maxwell Board of the letter of intent and interest from Tesla.

On December 16, 2018, Dr. Fink called Mr. Scelfo to inform him that the Maxwell Board would be holding a telephonic meeting on December 18, 2018, primarily for the purpose of approving a transaction unrelated to the Tesla non-binding letter of intent, and the Maxwell Board would also likely consider the Tesla offer at this meeting, but that based on Maxwell’s standalone plan and the moderate proposed premium to the Maxwell trading price represented by Tesla’s initial offer, the offer presented by Tesla would likely not be accepted by the Maxwell Board. Dr. Fink and Mr. Scelfo agreed that an in-person meeting between representatives of Tesla and Maxwell would be helpful for Tesla to further understand Maxwell’s products, technology and operations and the benefits of a potential acquisition transaction and allowing it to offer a higher valuation.

On December 18, 2018, the Maxwell Board held a special telephonic meeting to approve the sale of Maxwell SA and its high voltage product line to Renaissance. Representatives of management, Barclays and DLA were present at the meeting. After the update on the discussion related to the sale of Maxwell SA, Dr. Fink provided an update on the latest discussions with Tesla. The Maxwell Board authorized Dr. Fink and management to continue discussions with Tesla while seeking a higher per share offer price.

Between December 17 and December 19, 2018, Dr. Fink had numerous calls and email correspondence with Mr. Scelfo in order to prepare for an in-person meeting on December 20, 2018. Dr. Fink also informed Mr. Scelfo that the Maxwell Board declined Tesla’s offer, and that Tesla would need to increase its offer price to interest the Maxwell Board in a sale transaction.

On December 20, 2018, senior business development and engineering personnel and other members of Tesla management met with the CEO, CFO, senior operations personnel and other members of Maxwell management at Maxwell’s headquarters. Maxwell provided Tesla with further information regarding Maxwell’s products, technology and operations for the purpose of assisting Tesla with further analyzing the benefits of a potential acquisition transaction. Representatives of Tesla also provided information regarding Tesla’s programs and particular interest in Maxwell’s business, product lines and operations.

Following the meeting on December 20, 2018, Mr. Scelfo, on behalf of Tesla, delivered a revised non-binding letter of intent to Dr. Fink to acquire 100% of the outstanding shares of capital stock of Maxwell for a per share purchase price of $3.10, which represented a premium of 56% from the closing price of Maxwell’s stock on December 20, 2018. Other terms of the offer remained the same as the initial letter of intent. Mr. Scelfo also indicated that a decision regarding a potential acquisition of Maxwell by Tesla would have to be reached quickly in order to not delay other important investment decisions at Tesla. Dr. Fink promptly provided the revised letter of intent to the Maxwell Board along with an update of his discussions with Mr. Scelfo.

On December 22, 2018, the Maxwell Board held a special telephonic meeting of the Board to consider the revised Tesla non-binding letter of intent. Representatives of management, Barclays and DLA were present at the meeting. Dr. Fink provided a summary of the face-to-face meeting between representatives of Tesla and Maxwell and also conversations that he had with Mr. Scelfo regarding the revised Tesla offer. At the Maxwell Board’s request, representatives of Barclays reviewed preliminary information regarding Maxwell’s larger institutional investors, including “buy-in” analysis, financial metrics based on various hypothetical deal prices and publicly available financial information and information provided by Maxwell’s management in order to provide the Maxwell Board with some analysis regarding the return on investment for these institutional investors.

After the December 22, 2018 Maxwell Board meeting, Dr. Fink informed Mr. Scelfo that Tesla’s revised offer was not accepted by the Maxwell Board and that the Maxwell Board would need a higher price in order to support a sale transaction with Tesla. Dr. Fink informed Mr. Scelfo, however, that he and his team were willing to work with Tesla through the holidays to help Tesla better understand the value that Tesla could realize through an acquisition of the company and further explain why the Maxwell Board was seeking a higher valuation.

Between December 23 and December 28, 2018, Dr. Fink had numerous email correspondences with Mr. Scelfo in order to conduct further diligence and discuss the benefits of a potential transaction. During this period, Mr. Scelfo also conveyed that Tesla was no longer interested in a potential strategic commercial arrangement with Maxwell and it would move in a different direction should Maxwell and Tesla be unable to reach an agreement regarding a potential acquisition of the entire capital stock of Maxwell.

On December 28, 2018, the Maxwell Board held a special telephonic meeting to discuss a number of matters related to the short- and long-range plan for Maxwell continuing as a standalone business or a potential sale. Representatives of management, Barclays and DLA were present at the meeting. At the Maxwell Board’s request, representatives of Barclays reviewed Maxwell’s stock price performance and certain preliminary financial metrics and financial analysis relating to a potential transaction with Tesla and based on various hypothetical deal prices and publicly available financial information and information provided by Maxwell’s management. Representatives from Barclays also reviewed “buy-in” analysis of Maxwell’s larger institutional investors showing estimated returns at various hypothetical deal prices based on the weighted cost of investment as reported in public filings. Maxwell management also reviewed with the Maxwell Board a net present value analysis surrounding the potential long-term value that could be realized by Tesla through an acquisition of Maxwell.

At the December 28, 2018 Maxwell Board meeting, the Maxwell Board and a representative from DLA discussed the benefits of establishing a new special Strategic Transaction Committee of the Maxwell Board (the “Strategic Transaction Committee”), pursuant to which this committee would explore and review possible strategic transactions, authorize actions of management and its representatives, including Barclays, related to a possible strategic transaction and make recommendations to the Maxwell Board regarding potential strategic transactions in order to facilitate decision-making during a potentially time-sensitive process, including taking into consideration the European time zone difference for two members of the Maxwell Board. The Maxwell Board approved the formation of the Strategic Transaction Committee and appointed four independent members of the Maxwell Board, which included Steve Bilodeau (Chair), Richard Bergman, Ilya Golubovich and John Mutch, as members of the Strategic Transaction Committee.

After the December 28, 2018 Maxwell Board meeting, Dr. Fink contacted Mr. Scelfo via e-mail to discuss why the Maxwell Board felt a higher valuation was justified. Dr. Fink also provided Mr. Scelfo with a high-level summary of management’s net present value analysis, as reviewed by the Maxwell Board at the meeting earlier in the day. Dr. Fink also provided Mr. Scelfo with buy-in analysis of Maxwell’s larger institutional investors as previously previewed by the Maxwell Board. In addition, Dr. Fink reiterated that it was the view of the Maxwell Board that a higher value would likely be needed to gain the support of Maxwell’s largest institutional investors. At such time, Dr. Fink indicated to Mr. Scelfo that it was the Maxwell Board’s view that it would likely require at least $5.75—$6.00 per share to gain the support of Maxwell’s largest institutional investors.

Between January 3 and January 7, 2019, Dr. Fink had additional email and telephone correspondence with Mr. Scelfo.

On January 7, 2019, Mr. Scelfo, on behalf of Tesla, delivered a revised non-binding letter of intent to Dr. Fink to acquire 100% of the outstanding shares of capital stock of Maxwell for a per share purchase price of $4.35, which represented a premium of 75% from the closing price of Maxwell’s stock on January 7, 2019. The other terms of the offer remained the same as Tesla’s initial letter of intent. Dr. Fink shared the revised non-binding letter of intent with the Strategic Transaction Committee on the morning of January 8, 2019.

In connection with the revised offer, Dr. Fink and Mr. Scelfo agreed to arrange an additional in-person meeting pursuant to which Tesla could meet additional members of the Maxwell team and learn more about Maxwell’s operations, technology and products.

Dr. Fink and Mr. Scelfo continued to communicate via email in between January 7, 2019 and January 10, 2019, and Dr. Fink indicated that Tesla’s latest offer was unlikely to be accepted by the Maxwell Board.

On January 8, 2019, Barclays provided the Maxwell Board a document that disclosed its relationships with two potential parties that were identified as potential acquirers of Maxwell, including Tesla.

On January 11, 2019, senior business development and engineering personnel and other members of Tesla management met with the CEO, CFO, senior operations personnel and other members of Maxwell management and personnel at Maxwell’s headquarters in San Diego. During the meetings, Tesla indicated that members of its management team would be having a technical and business review on the following Monday and an update on negotiations with Maxwell would be provided to Tesla’s Chief Executive Officer and Audit Committee. Tesla made it clear that their latest offer was at the high end of the range in which approval from its Audit Committee had been given. Moreover, Mr. Scelfo indicated that, while Tesla may consider any counter-proposal from Maxwell, any higher proposal from Maxwell may cause Tesla to discontinue discussions and explore any and all alternative solutions available to Tesla, including alternatives that were simultaneously being considered or in development at Tesla.

On January 14, 2019, the Strategic Transaction Committee held a meeting with representatives of management, Barclays and DLA. Dr. Fink provided an update to the committee regarding the recent in-person meeting and other details related to the latest acquisition proposal from Tesla, including that Tesla had indicated that any higher proposal from Maxwell may cause Tesla to discontinue discussions and explore any and all alternative solutions available to Tesla. The committee also discussed a list of potential alternative buyers of Maxwell jointly identified by Barclays and members of Maxwell management ranging from competitors, customers and suppliers in various industries, such as automotive, battery manufacturing, energy, electrical products, electronic components, drivetrain and other miscellaneous industries.

On January 16, 2019, the Strategic Transaction Committee held a meeting with representatives of management, Barclays and DLA. A representative of DLA provided a detailed summary of Tesla’s latest letter of intent and exclusivity agreement. At the committee’s direction, representatives from Barclays then discussed a list of twelve potential parties, besides Tesla, that may be interested in a potential acquisition of the Company. Representatives of DLA advised the Maxwell Board on various processes the Maxwell Board might consider in connection with its evaluation of a potential sale of Maxwell to Tesla or any other potential interested parties. The Maxwell Board noted that confidentiality, speed and certainty of execution were important considerations. In particular, the Maxwell Board discussed the risks to Maxwell’s business if there were any leaks (a risk that would be exacerbated by contacting third parties), if due diligence, negotiations or exploration of strategic alternatives became protracted, or if Tesla were to terminate strategic discussions and potentially find an alternative solution to its strategic needs, including alternatives that were simultaneously being considered or in development at Tesla. The Maxwell Board also discussed the likelihood of third parties being interested in acquiring Maxwell, and whether any such interested parties would be willing or able to offer more than Tesla and consummate a transaction on the expedited timeline proposed by Tesla, noting that while Tesla’s initial $2.35 per share offer was well below what the Maxwell Board considered an acceptable offer, Tesla had significantly increased its initial offer. The Maxwell Board also discussed the fact that Tesla is a well-known company providing global energy solutions and had a demonstrated history in developing innovative technologies and products. After discussion, the Strategic Transaction Committee authorized Barclays to proceed with contacting all potential parties that were identified by Barclays, management and the Strategic Transaction Committee as potentially being interested in an acquisition of Maxwell, other than two companies that would be contacted by a member of the Maxwell Board.

On January 16, 2019, based on a number of factors discussed and reviewed by the Maxwell Board, representatives of Barclays and members of management, Maxwell provided a written response to Tesla proposing a counteroffer of $4.75 per share and further indicating that if Tesla shares were provided as consideration in the transaction, Maxwell would request a pricing formula that gave Maxwell shareholders fixed value for their Maxwell shares to account for any fluctuations in the Tesla trading price between signing and closing.

On January 18, 2019, a member of the Maxwell Board contacted a strategic partner with which Maxwell has had a commercial relationship for several years (“Company A”). The Maxwell Board member inquired whether Company A would be interested in an acquisition of Maxwell. Company A indicated that it remained highly interested in a strategic collaboration and partnership with Maxwell, but it was unlikely that Company A would be interested in acquiring Maxwell. The same member of the Maxwell Board also contacted two strategic partners in the automotive industry to inquire whether they would be interested in an acquisition of Maxwell (“Company B” and “Company F” respectively). Neither Company B nor Company F responded to the member of the Maxwell Board with any immediate interest in acquiring the Company.

From January 17 through January 22, 2019, pursuant to the Strategic Transaction Committee’s instructions, Barclays contacted ten other potential strategic parties, including Company C. Company C expressed to Barclays interest in a potential transaction and had a call with Maxwell’s management on January 21, 2019. On January 22, 2019, Company C notified Barclays that following the call with Maxwell’s management, they were not interested in pursuing a transaction with Maxwell. On the morning of January 23, 2019, Company D notified Barclays that they were not interested in a strategic transaction with Maxwell. On January 25, 2019, Company E e-mailed Barclays representatives and indicated that it was not interested in pursuing a transaction with Maxwell. The seven other strategic parties contacted by Barclays did not respond to Barclays’ outreach.

On January 18, 2019, Mr. Scelfo, on behalf of Tesla, delivered a revised non-binding letter of intent to Dr. Fink. The offer continued to be an acquisition of 100% of the outstanding shares of capital stock of Maxwell. In the non-binding letter of intent, Tesla indicated a new per share purchase price of $4.75. While this was still lower than Maxwell’s initial request of $5.75—$6.00 per share that was discussed with Mr. Scelfo in December, it represented a premium of 66% from the closing price of Maxwell’s stock on January 17, 2019. Tesla indicated it would be amenable to discussing a fixed value construct, subject to a potential mutually agreed to price collar should Tesla share price move outside a certain percentage between signing and closing.

On January 19, 2019, the Strategic Transaction Committee held a meeting with representatives of management, Barclays and DLA. Representatives from Barclays previewed certain information and metrics relating to a fixed value construct and price collars that would fix the per share value at $4.75 and determine the number of Tesla shares to be issued at closing rather than at signing. A representative from DLA provided a detailed review of the latest Tesla letter of intent and exclusivity agreement.

On January 20, 2019, Maxwell received a priority due diligence list from Tesla.

On January 23, 2019, Maxwell provided certain employees of Tesla with access to a virtual data room that contained materials regarding Maxwell’s business that were responsive to Tesla’s priority due diligence request list. Throughout the negotiation period, Maxwell continued to provide materials and Tesla continued to conduct due diligence on Maxwell.

From January 19 through January 22, 2019, Tesla and Maxwell continued to exchange revised drafts of the non-binding letter of intent and exclusivity agreement.

On January 23, 2019, the Maxwell Board held a special telephonic meeting of the Maxwell Board. Representatives from management, Barclays and DLA were present at the meeting. Dr. Fink provided an update of discussions with Tesla and a representative from DLA provided a detailed summary of the latest letter of intent and exclusivity agreement received from Tesla. Representatives from Barclays provided the Maxwell Board with an update regarding their efforts to contact additional potential parties that might be interested in an acquisition of Maxwell. A representative from DLA also led a discussion regarding the Maxwell Board’s fiduciary duties, and the actions and process in which the Maxwell Board had undertaken to satisfy their fiduciary duties. After further discussion, the Maxwell Board approved Maxwell entering into the non-binding letter of intent and exclusivity agreement. In addition, based upon the potential transaction and updated information related to sales and customer orders and forecasts, the Maxwell Board approved the financial projections extended out to 2025 prepared by Maxwell’s management, which were also updated to take into account recent developments, including the removal of any potential revenue based on a potential commercial arrangement with Tesla and the addition of forecasted revenue amounts from potential alternative automotive manufacturers.

After the Maxwell Board meeting on January 23, 2019, Maxwell and Tesla entered into the non-binding letter of intent and an exclusivity and non-solicitation agreement with Tesla providing for exclusive negotiations through February 21, 2019. Later on January 23, 2019, Wilson Sonsini Goodrich and Rosati, Tesla’s outside legal advisors (“WSGR”), sent a draft of a proposed definitive merger agreement to representatives of DLA.

Between January 23, 2019 and February 1, 2019, representatives of Maxwell held a number of lengthy management meetings in person and by conference call with various representatives of Tesla, during which in-depth financial, technological, legal and other due diligence was conducted, including meetings at Tesla’s offices on January 24 and 25, 2019, between members of Maxwell’s management and other employees of Tesla.

On January 24, 2019, representatives of DLA provided a revised draft of the definitive merger agreement to representatives of WSGR. Significant areas of negotiation included the scope and terms of the interim operating covenants, the timing of the closing and the outside date for the transaction, the structure of the transaction, the calculation of the Tesla trading price and collar terms, the terms upon which Maxwell could consider an alternative acquisition proposal and the process for dealing with any such proposal, and triggers for the possible payment of a termination fee and/or possible expense reimbursement.

On January 26, 2019, WSGR sent an initial draft of a form tender and support agreement in line with Tesla’s request to have certain Maxwell executive officers and all directors and their affiliated funds sign such an agreement. On January 27, 2019, representatives of DLA provided a revised draft of the form of tender and support agreement to representatives of WSGR, which was finalized over the course of the next several days.

On January 26, 2019, Tesla delivered a more extensive due diligence request list to Maxwell that supplemented the initial high priority due diligence request list. Maxwell continued to provide materials to Tesla in response to the due diligence request lists.

Between January 25 and February 2, 2019, representatives of DLA and representatives of WSGR exchanged drafts of the merger agreement and ancillary transaction documents and held telephonic discussions to progress negotiations between the parties on transaction terms.

On January 31, 2019, members of Maxwell management, along with representatives of DLA, held a conference call with members of Tesla management regarding reverse legal and financial due diligence by Maxwell of Tesla and Tesla Common Stock.

After the close of market trading on February 1, 2019, representatives of Tesla visited Maxwell’s facility in Peoria, Arizona, to view the commercial production facility. Members of Maxwell’s senior management and engineering personnel were also present.

On the morning of February 2, 2019, the Strategic Transaction Committee held a special meeting. At the invitation of the Strategic Transaction Committee, all members of the Maxwell Board, members of Maxwell management, representatives of Barclays and representatives of DLA attended the meeting. Representatives of DLA reviewed with the Strategic Transaction Committee the terms of the latest draft of the definitive merger agreement, including the terms of the exchange offer, the obligation of Maxwell not to solicit other offers between signing and closing (subject to certain exceptions), the circumstances under which Maxwell could consider unsolicited acquisition proposals from third parties and accept a superior proposal from such third party, and a termination fee and termination fee triggers. Representatives of DLA directed the Strategic Transaction Committee to a summary of its fiduciary duties in connection with a potential sale of Maxwell. The Strategic Transaction Committee asked questions and discussions ensued. Thereafter, representatives of Barclays reviewed Tesla’s most recent proposal to eliminate the initially negotiated symmetrical collar structure that provided for both a 10% floor and a cap on an agreed to Tesla share price at signing and instead to provide Maxwell shareholders with a fixed value consideration as long as Tesla’s stock price did not drop more than 20% after signing. Representatives of Barclays again reviewed the results of its efforts to solicit interest in a potential transaction with Maxwell from several other strategic parties. Representatives of Barclays also reviewed certain financial metrics and provided an overview of its preliminary financial analyses with respect to the proposed transaction. The Strategic Transaction Committee asked questions and discussions ensued. After discussing the potential reasons for and against entering into a business combination with Tesla, the Strategic Transaction Committee resolved to reconvene on February 3, 2019, following the finalization of negotiations on the draft definitive merger agreement in order to further consider the transaction, and instructed Maxwell management and DLA to finalize the draft definitive merger agreement and related transaction documents in accordance with its instructions.

Between the morning of February 2, 2019 and the evening of February 2, 2019, as instructed by the Strategic Transaction Committee, representatives of DLA continued to negotiate and finalize the draft definitive merger agreement with representatives of WSGR. Following these negotiations, during the afternoon of February 2, 2019, representatives of DLA circulated the final form of the draft definitive merger agreement and related transaction documents to the Maxwell Board for its consideration.

In the afternoon of February 3, 2019, the Strategic Transaction Committee held a special meeting. At the invitation of the Strategic Transaction Committee, all members of the Maxwell Board, members of Maxwell management, representatives of Barclays and representatives of DLA attended the meeting. Representatives of DLA presented the terms of the final form of the definitive merger agreement. Representatives of Barclays presented its financial analyses, based on publicly available information and information provided to Barclays by Maxwell management, of the consideration to be received by Maxwell’s stockholders pursuant to the final form of the definitive merger agreement, and the final financial terms of Tesla’s offer, including Tesla’s proposed offer for the exchange of Tesla common stock for shares of Maxwell common stock at a rate equal to the quotient obtained by dividing $4.75 by the volume weighted average of the daily volume weighted average of the closing sale price of one (1) share of Tesla common stock as reported on the Nasdaq Global Select Market for the five (5) consecutive trading days ending on and including the second trading day immediately preceding the expiration of the offer, subject to a floor price of $245.90, plus cash in lieu of any fractional shares of Tesla Common Stock as further set forth in the draft definitive merger agreement (the “Offer Consideration”). Barclays’ presentation included information on its lending relationship with Tesla and certain other potential counterparties to the transaction that were contacted during the period between January 17, 2019 and January 22, 2019. The Strategic Transaction Committee discussed the proposed transaction and determined that it was in the best interests of Maxwell and its stockholders. The Strategic Transaction Committee unanimously recommended that the Maxwell Board (i) determine that the terms of the transactions contemplated by the merger agreement, including the offer and the merger, are fair to and in the best interests of Maxwell and its stockholders; (ii) determine that it is in the best interests of Maxwell and its stockholders, and declare it advisable, to enter into the merger agreement; (iii) approve the execution and delivery by Maxwell of the merger agreement (including the agreement of merger, as such term is used in Section 251 of the DGCL), the performance by Maxwell of its covenants and agreements contained in the merger agreement and the consummation of the offer, merger and the other transactions contemplated by the merger agreement upon the terms and subject to the conditions contained in the merger agreement; (iv) resolve to recommend that Maxwell’s stockholders accept the offer, tender their shares of Maxwell Common Stock to the Offeror pursuant to the offer and, to the extent applicable, adopt and approve the merger agreement and approve the merger; and (v) approve the execution and delivery of the tender and support agreement by the Maxwell stockholders party thereto.

Immediately following the meeting of the Strategic Transaction Committee, the Maxwell Board held a special meeting, with members of Maxwell management, representatives of Barclays and representatives of DLA attending the meeting. Representatives of DLA presented the terms of the final form of the definitive merger agreement. Representatives of Barclays presented its financial analyses, based on publicly available information and information provided to Barclays by Maxwell management, regarding the consideration to be received by Maxwell’s stockholders pursuant to the final form of the definitive merger agreement, and the final financial terms of Tesla’s offer, including the Offer Consideration. The Maxwell Board discussed that, using the closing price of Maxwell’s common stock on February 1, 2019, the last trading day before that Maxwell Board’s meeting, Tesla’s offer represented 55% premium per share of Maxwell common stock. Representatives of Barclays then rendered Barclays’ oral fairness opinion to the Maxwell Board, subsequently confirmed by delivery of a written opinion dated February 3, 2019, to the effect that, as of the date of such opinion and based upon and subject to the various qualifications, factors, limitations and other matters set forth therein, from a financial point of view, the Offer Consideration per share of Maxwell common stock (the “Offer Consideration per share”) to be offered to the holders (other than Tesla and its affiliates) of Maxwell common stock pursuant to the merger agreement was fair to such holders. For more information about Barclays’ opinion, see below under the caption “—Opinion of Maxwell’s Financial Advisor.”

Following discussion, the Maxwell Board then unanimously (i) determined that the terms of the transactions contemplated by the merger agreement, including the offer and the merger, are fair to and in the best interests of Maxwell and its stockholders; (ii) determined that it is in the best interests of Maxwell and its stockholders, and declared it advisable, to enter into the merger agreement; (iii) approved the execution and delivery by Maxwell of the merger agreement (including the agreement of merger, as such term is used in Section 251 of the DGCL), the performance by Maxwell of its covenants and agreements contained in the merger agreement and the consummation of the offer, merger and the other transactions contemplated by the merger agreement upon the terms and subject to the conditions contained in the merger agreement; (iv) resolved to recommend that Maxwell’s stockholders accept the offer, tender their shares of Maxwell Common Stock to the Offeror pursuant to the offer and, to the extent applicable, adopt and approve the merger agreement and approve the merger; and (v) approved the execution and delivery of the tender and support agreement by the Maxwell stockholders party thereto.

On January 30, 2019, January 31, 2019 and February 1, 2019, the last three full trading days before the announcement of the merger agreement, the closing price of Maxwell shares was $2.99, $2.98 and $3.07, respectively.

Following the meeting, on February 3, 2019, Maxwell and Tesla signed the definitive merger agreement and, before the open of markets on February 4, 2019, Maxwell issued a press release announcing the transaction.

Maxwell’s Reasons for the Offer and the Merger

In evaluating the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, the Maxwell Board consulted with Maxwell’s management, as well as Barclays, its external financial advisor, and DLA, its external legal counsel. In the course of reaching its determination that the Offer and the Merger are fair to, and in the best interests of Maxwell stockholders, and its recommendation that Maxwell stockholders accept the Offer and tender their shares of Maxwell Common Stock in the offer, the Maxwell Board considered numerous factors, including the following material factors and benefits of the Offer and Merger, each of which the Maxwell Board believed supported its unanimous determination and recommendation:

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Offer Price. The Maxwell Board considered the fact that the per share offer price of $4.75 per share of Maxwell Common Stock represents a significant premium over the market prices at which the Maxwell

Common Stock had been trading, including representing a (i) 55% premium over the closing price of $3.07 per share of Maxwell Common Stock on the last trading day before the date of the Merger Agreement and (ii) 74% premium over the volume weighted average trading price of $2.73 per share of Maxwell Common Stock during the one-month period prior to the date of the Merger Agreement.

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Certainty of Value. The Maxwell Board considered the fact that the per share offer price of $4.75 per share of Maxwell Common Stock represented a fixed per share value, that would only decrease if Tesla’s stock price suffered a significant decrease.

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Implied Valuation. The Maxwell Board considered the fact that the valuation of Maxwell implied by the offer price was at a premium to the comparable company and precedent transaction multiples identified by Maxwell and its advisors.

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Combined Resources, Complementary Products, Execution Risks in Remaining Independent, Partnership with Tesla and Future Success. The Maxwell Board carefully considered the current and historical financial condition, results of operations, business, competitive position and prospects of Maxwell. Additionally, the Maxwell Board also considered a number of other factors, including:

•	Combined Resources. The Maxwell Board’s belief that the transaction would provide Maxwell with the substantial resources necessary to develop and commercialize its technology.

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Execution Risks in Remaining Independent. The Maxwell Board considered a number of the business challenges that Maxwell was facing, including the operational and business risks of operating as an independent company, liquidity, cash position and forecasted capital requirements, the current competitive environment in Maxwell’s industry as well as general uncertainty surrounding forecasted economic conditions, both in the near-term and long-term.

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Future Success. Given the consideration payable to Maxwell stockholders is Tesla common stock, Maxwell stockholders will continue to be able to meaningfully participate in the future growth of Tesla and, indirectly, Maxwell.

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Opinion of Maxwell’s Financial Advisor. The Maxwell Board considered Barclays’ oral opinion and analysis as of February 3, 2019, subsequently confirmed in writing, to the Maxwell Board to the effect that, subject to the factors and assumptions set forth therein, the from a financial point of view, the Offer Consideration to be offered to the holders (other than Tesla and its affiliates) of shares of Maxwell Common Stock pursuant to the Merger Agreement was fair to such holders. The Maxwell Board was aware that Barclays became entitled to certain fees upon the announcement of the Merger Agreement and delivery of their written opinion and will become entitled to additional fees upon consummation of the Merger. See “—Opinion of Maxwell’s Financial Advisor.”

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Certainty of Liquidity; Potential Participation in Growth. The Maxwell Board considered the form of the consideration payable to Maxwell stockholders. The stock consideration will offer the ability to participate in the future growth of Tesla and, indirectly, Maxwell and to benefit from any potential appreciation that may be reflected in the value of Tesla Common Stock (which future earnings growth rate may represent a different growth rate than Maxwell’s business on a standalone basis), as well as the ability to attain liquidity should any of the Maxwell stockholders choose not to retain their shares of Tesla Common Stock.

•	Likelihood of Completion. The Maxwell Board considered its belief that the Offer and the Merger will likely be consummated, based on, among other factors:

•	the absence of any financing condition to consummation of the Offer or the Merger; and

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Maxwell’s ability to request the Delaware Court of Chancery to specifically enforce the Merger Agreement, including the consummation of the Offer and the Merger, subject to the terms and conditions therein.

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Certain Management Projections. The Maxwell Board considered certain financial projections for Maxwell prepared by Maxwell management, which reflected certain assumptions of Maxwell’s senior management. For further discussion, see “—Projected Financial Information.”

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Competing Offers. The Maxwell Board considered the fact that Maxwell, together with management and its financial advisor, contacted several potential acquirors regarding a sale of Maxwell and did not receive a more compelling offer. In fact, neither Maxwell not its advisors received any formal offers or indications of interest from any third party that it would be interested in acquiring the company.

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Other Terms of the Merger Agreement. The Maxwell Board considered other terms of the Merger Agreement, which are more fully described in the section entitled “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements between Maxwell and Tesla—Merger Agreement.” Certain provisions of the Merger Agreement that the Maxwell Board considered important included:

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Ability to Respond to Certain Unsolicited Acquisition Proposals. The Merger Agreement permits the Maxwell Board, in furtherance of the exercise of its fiduciary duties under Delaware law, to consider and engage in negotiations or discussions with third parties regarding alternative transactions under certain circumstances (see “Merger Agreement—No Solicitation of Other Offers by Maxwell” in the Offer to Exchange);

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Fiduciary Termination Right. The Maxwell Board may terminate the Merger Agreement to accept a superior proposal if certain conditions are met, including providing Tesla an opportunity to match such proposal and the payment of the termination fee to Tesla (see “Merger Agreement—Termination of the Merger Agreement—Termination by Maxwell” in the Offer to Exchange);

•

Termination Fee. Although Maxwell must pay a termination fee as a condition to terminating the Merger Agreement to accept a superior proposal in the circumstances described above, the termination fee of 3.5% of the equity value of the transaction is appropriate, would not deter other potential acquirers from making a bid to acquire Maxwell and was comparable to other selected transactions;

•

Conditions to Consummation of the Offer and the Merger; Likelihood of Closing. The fact that the Offeror’s obligations to purchase (and Tesla’s obligation to cause the Offeror to purchase) shares of Maxwell Common Stock in the Offer and to close the Merger are subject to limited and customary conditions, and the resulting belief of the Maxwell Board that the Offer and the Merger are reasonably likely to be consummated; and

•

Extension of Offer Period. The fact that in the event that the conditions of the offer, with the exception of certain conditions, have not been satisfied or waived at the scheduled expiration of the offer, the Offeror must extend the Offer for up to four (4) successive extension periods of up to ten (10) business days each until such conditions have been satisfied or waived, subject to the outside date provided in the Merger Agreement and the other terms and conditions of the Merger Agreement.

•

Tax Consequences of the Receipt of Tesla Common Stock. The Maxwell Board considered the fact that each of Maxwell and Tesla intends that the receipt of shares of Tesla Common Stock in exchange for the shares of Maxwell Common Stock pursuant to the Offer and the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, to the Maxwell stockholders for U.S. federal income tax purposes.

In reaching its determinations and recommendations described above, the Maxwell Board also considered the following potentially negative factors:

•

Announcement. The Maxwell Board considered the fact that the announcement of the Offer could result in a disruption of Maxwell’s business and relationships with certain customers, suppliers, vendors and employees.

•

Interim Operating Covenants. The Maxwell Board considered that the Merger Agreement imposes certain restrictions on the conduct of Maxwell’s business prior to the consummation of the Merger (see “Merger Agreement—Conduct of Business Before Completion of the Merger—Restrictions on Maxwell’s Operations” in the Offer to Exchange).

•

Risks the Offer and the Merger May Not Be Completed. The Maxwell Board considered the risk that the conditions to the Offer may not be satisfied and that, therefore, the Offer and the Merger may not be consummated. The Maxwell Board also considered the impact on Maxwell if the Offer and the Merger were not consummated, including the likely negative impact on Maxwell’s near-term stock price, potential loss of net operating loss based on the change of ownership of stock after announcement, diversion of management and employee attention, potential employee attrition and the potential negative effect on business relationships.

•

Interests of Directors and Executive Officers. The Maxwell Board considered the potential conflict of interest created by the fact that Maxwell’s executive officers and directors have financial interests in the transactions contemplated by the Merger Agreement, including the Offer and the Merger. See “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements between Tesla, the Offeror and the Current Executive Officers, Directors and Affiliates of Maxwell.”

•	No Appraisal Rights. The Maxwell Board considered the absence of statutory appraisal rights under Delaware law in connection with the Merger for Maxwell stockholders.

The foregoing discussion of the factors considered by the Maxwell Board is intended to be a summary and is not intended to be exhaustive, but rather includes the material factors considered by the Maxwell Board. After considering these factors, the Maxwell Board concluded that the positive factors relating to the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, substantially outweighed the potential negative factors. The Maxwell Board collectively reached the unanimous conclusion to approve the Merger Agreement and the related transactions, including the Offer and the Merger, in light of the various factors described above and other factors that the members of the Maxwell Board believed were appropriate. In view of the wide variety of factors considered by the Maxwell Board in connection with its evaluation of the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, and the complexity of these matters, the Maxwell Board did not consider it practical, and did not attempt, to quantify, rank or otherwise assign relative weights to the specific factors it considered in reaching its decision, and it did not undertake to make any specific determination as to whether any factor, or any particular aspect of any factor, supported or did not support its ultimate determination. Rather, the Maxwell Board made its recommendation based on the totality of information it received and the investigation it conducted. In considering the factors discussed above, individual directors may have given different weights to different factors.

Intent to Tender

As required by the Support Agreement, all of Maxwell’s executive officers and directors have agreed to validly tender (and not withdraw) or cause to be validly tendered (and not withdrawn) pursuant to the Offer all shares of Maxwell Common Stock held of record or beneficially owned by such persons immediately prior to the expiration of the offer, as it may be extended (other than shares of Maxwell Common Stock for which such holder does not have discretionary authority).

Executive Officer and Director Arrangements Following the Merger

As of the date of this Schedule 14D-9, none of Maxwell’s current directors or executive officers has entered into any agreement or arrangement with Tesla, the Offeror or any of their respective affiliates regarding continued service with Tesla, the surviving corporation in the Merger or their respective affiliates after the Effective Time. Prior to and following the closing of the Merger, however, it is possible that Tesla or its affiliates may have discussions, and may enter into employment or other arrangements with Maxwell’s management.

Projected Financial Information

Maxwell does not as a matter of course issue public projections as to future performance or earnings beyond the current fiscal year or issue public projections for extended periods due to the unpredictability of the underlying assumptions and estimates. In connection with its 2019 long-range plan process, Maxwell’s management prepared financial projections for calendar years 2019 through 2023, which were reviewed by the Maxwell Board and were, in connection with the financial analysis conducted by Barclays (see the discussion under the caption “—Opinion of Maxwell’s Financial Advisor” below), later extended out to 2025 by Maxwell’s senior management and reviewed by the Maxwell Board. In addition, these projections were also updated to take into account recent developments, including the removal of any potential revenue based on a potential commercial arrangement with Tesla while adding forecasted amounts for potential alternative automotive manufacturers. We refer to these financial projections and the revised extensions collectively as the “projections.” The projections were provided to the Maxwell Board and Barclays. A portion of the projections for calendar year 2019 were provided to Tesla, during the evaluation of the Offer, the Merger and the other transactions contemplated by the Merger Agreement.

To give Maxwell stockholders access to certain nonpublic information that was available to the Maxwell Board at the time of the evaluation of the Offer, the Merger and the other transactions contemplated by the Merger Agreement, we have included the projections below.

The projections were developed from historical financial statements and a series of our management’s assumptions and estimates related to future trends, including assumptions and estimates related to future business initiatives for which historical financial statements were not available, and did not give effect to any changes or expenses as a result of the Offer, the Merger or the other transactions contemplated by the Merger Agreement.

The projections included below were not prepared with a view toward public disclosure or compliance with published guidelines of the SEC or the guidelines established by American Institute of Certified Public Accountants for preparation and presentation of prospective financial information or U.S. generally accepted accounting principles, or GAAP.

The inclusion of the projections in this Schedule 14D-9 should not be regarded as an indication that the Maxwell Board, Barclays, any of their affiliates, or any other recipient of this information (including Tesla) considered, or now considers, such projections to be a reliable prediction of future results or any actual future events. None of Maxwell, Barclays, Tesla, any of their respective affiliates or any other person assumes any responsibility for the validity, reasonableness, accuracy or completeness of the projections included below. None of Maxwell, Barclays, Tesla or any of their respective affiliates intends to, and each of them disclaims any obligations to, update, revise or correct the projections if they are or become inaccurate (in the long term or the short term), except as may be required by applicable securities laws.

Our future financial results may materially differ from those expressed in the projections due to numerous factors, including many that are beyond our ability to control or predict. We cannot assure you that any of the projections will be realized or that our future financial results will not materially vary from the projections. Furthermore, while presented with numerical specificity, the projections necessarily are based on numerous assumptions, many of which are beyond our control and difficult to predict, including with respect to industry performance, competitive factors, industry consolidation, general business, economic, regulatory, market and financial conditions, as well as matters specific to our business, including with respect to future business initiatives and changes to our business model for which we have no historical financial data, which assumptions may not prove to have been, or may no longer be, accurate. The projections do not take into account any circumstances or events occurring after the date they were prepared, including the February 4, 2019 announcement of the offer, the Merger and any of the transactions contemplated by the Merger Agreement or subsequent integration planning activities, and have not been updated since their respective dates of preparation. In addition, the projections do not take into account any adverse effects that may arise out of the termination of the offer, the Merger and the other transactions contemplated by Merger Agreement, and should not be viewed as accurate or continuing in that context.

The projections were estimated in the context of the business, economic, regulatory, market and financial conditions that existed at that time, and the projections have not been updated to reflect revised prospects for our business, changes in general business, economic, regulatory, market and financial conditions or any other transaction or event that has occurred or that may occur and that was not anticipated at the time the projections were prepared. The projections cover multiple years, and such information by its nature becomes less reliable with each successive year. They should not be utilized as public guidance and will not be provided in the ordinary course of our business in the future.

The inclusion of the projections below should not be deemed an admission or representation by Maxwell, Barclays, Tesla or any of their respective affiliates with respect to such projections or that the projections included are viewed by Maxwell, Barclays, Tesla or any of their respective affiliates as material information regarding Maxwell. Maxwell in fact views the projections as non-material because of the inherent risks and uncertainties associated with such projections. The projections are not being included in this Schedule 14D-9 to influence your decision whether to tender your shares of Maxwell Common Stock in the offer, but they are being included in this Schedule 14D-9 because such projections, or portions of these projections, were provided to the Maxwell Board, Barclays and/or Tesla.

The information from the projections should be evaluated, if at all, in conjunction with the historical financial statements and other information regarding Maxwell contained in our public filings with the SEC. In light of the foregoing factors and the uncertainties inherent in our projections, stockholders are cautioned not to place undue, if any, reliance on the projections included in this Schedule 14D-9, including in making a decision as to whether to tender their shares of Maxwell Common Stock in the offer.

The projections included in this Schedule 14D-9 have been prepared by, and are the responsibility of, Maxwell’s management.

The following table presents the projections for the calendar years 2019 to 2023 (which are unaudited) prepared in connection with Maxwell’s 2019 long-range plan process.

Financial Projections (In Millions)	2019E	2020E	2021E	2022E	2023E
Revenue	$121	$150	$223	$267	$339

EBIT(1)	($15)	($6)	$33	$58	$81
Adj EBITDA(2)	($6)	$5	$44	$69	$93
Pre-Tax Income	($17)	($8)	$31	$56	$81
Taxes	—	—	—	—	—

Net Income	($17)	($8)	$31	$56	$81
Adj EBITDA—Capital Expenditures(3)	($27)	($5)	$34	$62	$91
End of Period Cash	$34	$21	$37	$79	$145

The following table presents the projections (which are unaudited) which were extended for the calendar years 2024 to 2025 and updated to take into account recent developments, including the removal of any potential revenue based on a potential commercial arrangement with Tesla while adding forecasted amounts for potential alternative automotive manufacturers.

Financial Projections

Financial Projections (In Millions)	2019E	2020E	2021E	2022E	2023E	2024E	2025E
Revenue	$101	$135	$163	$199	$280	$376	$458
Adj EBITDA(1)	($22)	($7)	$2	$13	$36	$68	$91
EBIT(2)	($29)	($14)	($4)	$6	$30	$61	$84
Taxes	—	—	—	—	—	—	—
Net Operating Profit after Taxes	($29)	($14)	($4)	$6	$30	$61	$84

Depreciation	$7	$7	$6	$6	$6	$7	$7
Capital Expenditures	($5)	($4)	($8)	($6)	($2)	($2)	($2)
Change in Net Working Capital	$6	($3)	($6)	($9)	($23)	($28)	($27)

Unlevered Free Cash Flow(4)	($21)	($14)	($13)	($3)	$11	$38	$62

(1)

“Adj EBITDA” means earnings attributable to Maxwell before interest, tax expense and depreciation, further excluding the effect of stock-based compensation, amortization of intangible assets and certain non-recurring items.

(2)	“EBIT” as earnings attributable to Maxwell, before interest expense and taxes, excluding the effect of stock-based compensation, amortization of intangible assets, and certain non-recurring items.
(3)	“Adj EBITDA—Capital Expenditures” means Adj EBITDA less capital expenditures.
(4)	“Unlevered Free Cash Flow” means the tax-affected EBIT plus depreciation, less capital expenditures and adjusted for changes in net working capital.

As noted above, the projections reflect numerous estimates and assumptions made with respect to industry performance, general business, economic, regulatory, market and financial conditions and other future events, including assumptions and estimates related to future business initiatives for which historical financial statements are not available, as well as matters specific to our business, all of which are difficult to predict and many of which are beyond our control. In addition, these projections assume the refinancing of Maxwell’s $46 million of Senior Convertible Notes due in 2022.

This Schedule 14D-9 contains non-GAAP financial measures including EBIT, Adjusted EBITDA, Adjusted EBITDA Less Capital Expenditures and Unlevered Free Cash Flow. Our management included such measures in the projections because it believed that such measures may be useful in evaluating, on a prospective basis, the potential operating performance and cash flow of Maxwell and the surviving corporation in the Merger. A material limitation associated with the use of the above non-GAAP financial measures is that they have no standardized measurement prescribed by GAAP and may not be comparable with similar non-GAAP financial measures used by other companies. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in accordance with GAAP.

The projections are forward-looking statements. For information on factors that may cause Maxwell’s future results to materially vary, see “Item 8. Additional Information—Cautionary Statements Regarding Forward-Looking Statements.”

Opinion of Maxwell’s Financial Advisor

Maxwell engaged Barclays Capital Inc. (“Barclays”) to act as its financial advisor with respect to pursuing strategic alternatives for Maxwell, including a possible sale of Maxwell, pursuant to an engagement letter dated January 24, 2017. On February 3, 2019, Barclays rendered its oral opinion (which was subsequently confirmed in writing) to Maxwell’s board of directors that, as of such date and based upon and subject to the qualifications, limitations and assumptions stated in its opinion, the consideration to be offered to the holders of Maxwell Common Stock (other than holders of Cancelled Shares and Converted Awards) pursuant to the Merger Agreement is fair, from a financial point of view, to such stockholders.

The full text of Barclays’ written opinion, dated as of February 3, 2019, is attached as Annex A. Barclays’ written opinion sets forth, among other things, the assumptions made, procedures followed, factors considered and qualifications and limitations upon the review undertaken by Barclays in rendering its opinion. You are encouraged to read the opinion carefully in its entirety. The following is a summary of Barclays’ opinion and the methodology that Barclays used to render its opinion. This summary is qualified in its entirety by reference to the full text of the opinion.

Barclays’ opinion, the issuance of which was approved by Barclays’ Valuation and Fairness Opinion Committee, is addressed to the board of directors of Maxwell, addresses only the fairness, from a financial point of view, of the consideration to be offered to the holders of Maxwell Common Stock (other than holders of Converted Awards and Cancelled Shares) pursuant to the Agreement and does not constitute a recommendation to any stockholder of Maxwell as to whether or not such stockholder should tender the shares of common stock pursuant to the offer or how such stockholder should vote or act with respect to the proposed transaction or any other matter. The terms of the proposed transaction were determined through arm’s-length negotiations between Maxwell and Tesla and were unanimously approved by Maxwell’s board of directors. Barclays did not recommend any specific form of consideration to Maxwell or that any specific form of consideration constituted the only appropriate consideration for the proposed transaction. Barclays was not requested to address, and its opinion does not in any manner address, Maxwell’s underlying business decision to proceed with or effect the proposed transaction, the likelihood of the consummation of the proposed transaction, or the relative merits of the proposed transaction as compared to any other transaction in which Maxwell may engage. In addition, Barclays expressed no opinion on, and its opinion does not in any manner address, the fairness of the amount or the nature of any compensation to any officers, directors or employees of any parties to the proposed transaction, or any class of such persons, relative to the consideration to be offered to the stockholders of Maxwell in the proposed transaction. No limitations were imposed by Maxwell’s board of directors upon Barclays with respect to the investigations made or procedures followed by it in rendering its opinion.

In arriving at its opinion, Barclays, among other things:

•	reviewed and analyzed a draft of the merger agreement, dated as of February 3, 2019, and the specific terms of the proposed transaction;

•

reviewed and analyzed publicly available information concerning Maxwell that Barclays believed to be relevant to its analysis, including Maxwell’s Annual Report on Form 10-K for the fiscal years ended December 31, 2016 and December 31, 2017 and Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2018, June 30, 2018 and September 30, 2018;

•

reviewed and analyzed financial and operating information with respect to the business, operations and prospects of Maxwell furnished to Barclays by Maxwell, including financial projections prepared by Maxwell’s management;

•	reviewed and analyzed a trading history of Maxwell Common Stock from January 31, 2016 to January 31, 2019;

•

reviewed and analyzed a comparison of the historical financial results and present financial condition of Maxwell and certain multiples of financial metrics based on financial metrics of Maxwell with those of other companies that Barclays deemed relevant;

•	reviewed and analyzed a comparison of the financial terms of the proposed transaction with the financial terms of certain other transactions that Barclays deemed relevant;

•	the results of Barclays’ efforts to solicit indications of interest from third parties with respect to a sale of Maxwell;

•	had discussions with the management of Maxwell concerning its business, operations, assets, liabilities, financial condition and prospects; and

•	has undertaken such other studies, analyses and investigations as Barclays deemed appropriate.

In arriving at its opinion, Barclays assumed and relied upon the accuracy and completeness of the financial and other information used by Barclays without any independent verification of such information (and had not assumed responsibility or liability for any independent verification of such information). Barclays also relied upon the assurances of management of Maxwell that they were not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the financial projections of Maxwell, upon advice of Maxwell, Barclays assumed that such projections were reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of Maxwell as to Maxwell’s future financial performance and that Maxwell will perform substantially in accordance with such projections. In arriving at its opinion, Barclays assumed no responsibility for and expressed no view as to any such projections or estimates or the assumptions on which they were based. In arriving at its opinion, Barclays did not conduct a physical inspection of the properties and facilities of Maxwell and did not make or obtain any evaluations or appraisals of the assets or liabilities of Maxwell. Barclays’ opinion was necessarily based upon market, economic and other conditions as they existed on, and could be evaluated as of, February 3, 2019. Barclays assumed no responsibility for updating or revising its opinion based on events or circumstances that may have occurred after February 3, 2019. Barclays expressed no opinion as to the: (i) prices at which shares of Maxwell Common Stock would trade following the announcement or consummation of the proposed transaction or (ii) prices at which Tesla Common Stock would trade following the announcement or consummation of the proposed transaction, including whether the price of Tesla Common Stock will trade at a level at or below the floor price or any adjustment to the offer consideration resulting therefrom. Barclays’ opinion should not be viewed as providing any assurance that the market value of the shares of Tesla Common Stock to be held by the stockholders of Maxwell after the consummation of the proposed transaction will be in excess of the market value of Maxwell Common Stock owned by such stockholders at any time prior to the announcement or consummation of the proposed transaction.

Barclays assumed that the executed merger agreement would conform in all material respects to the last draft reviewed by Barclays. Additionally, Barclays assumed the accuracy of the representations and warranties contained in the merger agreement and all the agreements related thereto. Barclays also assumed, upon the advice of Maxwell, that all material governmental, regulatory and third party approvals, consents and releases for the proposed transaction would be obtained within the constraints contemplated by the merger agreement and that the proposed transaction will be consummated in accordance with the terms of the agreement without waiver, modification or amendment of any material term, condition or agreement thereof. Barclays did not express any opinion as to any tax or other consequences that might result from the proposed transaction, nor did Barclays’ opinion address any legal, tax, regulatory or accounting matters, as to which Barclays understood Maxwell had obtained such advice as it deemed necessary from qualified professionals.

In connection with rendering its opinion, Barclays performed certain financial, comparative and other analyses as summarized below. In arriving at its opinion, Barclays did not ascribe a specific range of values to the shares of Maxwell Common Stock but rather made its determination as to fairness, from a financial point of view, to the holders of Maxwell Common Stock (other than holders of Cancelled Shares and Converted Awards) of the consideration to be offered to such stockholders pursuant to the Agreement on the basis of various financial and comparative analyses. The preparation of a fairness opinion is a complex process and involves various determinations as to the most appropriate and relevant methods of financial and comparative analyses and the application of those methods to the particular circumstances. Therefore, a fairness opinion is not readily susceptible to summary description.

In arriving at its opinion, Barclays did not attribute any particular weight to any single analysis or factor considered by it but rather made qualitative judgments as to the significance and relevance of each analysis and factor relative to all other analyses and factors performed and considered by it and in the context of the circumstances of the particular transaction. Accordingly, Barclays believes that its analyses must be considered as a whole, as considering any portion of such analyses and factors, without considering all analyses and factors as a whole, could create a misleading or incomplete view of the process underlying its opinion.

Summary of Material Financial Analyses

The following is a summary of the material financial analyses used by Barclays in preparing its opinion to Maxwell’s board of directors. The summary of Barclays’ analyses and reviews provided below is not a complete description of the analyses and reviews underlying Barclays’ opinion. The preparation of a fairness opinion is a complex process involving various determinations as to the most appropriate and relevant methods of analysis and review and the application of those methods to particular circumstances, and, therefore, is not readily susceptible to summary description.

For the purposes of its analyses and reviews, Barclays made numerous assumptions with respect to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Maxwell or any other parties to the proposed transaction. No company, business or transaction considered in Barclays’ analyses and reviews is identical to Maxwell, Tesla, Offeror or the proposed transaction, and an evaluation of the results of those analyses and reviews is not entirely mathematical. Rather, the analyses and reviews involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies, businesses or transactions considered in Barclays’ analyses and reviews. None of Maxwell, Tesla, Offeror, Barclays or any other person assumes responsibility if future results are materially different from those discussed. Any estimates contained in these analyses and reviews and the ranges of valuations resulting from any particular analysis or review are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth below. In addition, analyses relating to the value of companies, businesses or securities do not purport to be appraisals or reflect the prices at which the companies, businesses or securities may actually be sold. Accordingly, the estimates used in, and the results derived from, Barclays’ analyses and reviews are inherently subject to substantial uncertainty.

The summary of the financial analyses and reviews summarized below include information presented in tabular format. In order to fully understand the financial analyses and reviews used by Barclays, the tables must be read together with the text of each summary, as the tables alone do not constitute a complete description of the financial analyses and reviews. Considering the data in the tables below without considering the full description of the analyses and reviews, including the methodologies and assumptions underlying the analyses and reviews, could create a misleading or incomplete view of Barclays’ analyses and reviews.

Selected Comparable Company Analysis

In order to assess how the public market values shares of similar publicly traded companies and to provide a range of relative implied equity values per share of Maxwell by reference to those companies, which could then be used to calculate implied equity value per share ranges, Barclays reviewed and compared specific financial and operating data relating to Maxwell with selected companies that Barclays, based on its experience in the energy storage and related industries, deemed comparable to Maxwell. The selected comparable companies were:

•	Arotech Corporation

•	Camel Group Co. Ltd.

•	EnerSys

•	FuelCell Energy Inc.

•	GS Yuasa Corporation

•	Highpower International, Inc.

•	Plug Power Inc.

•	Ultralife Corporation

Barclays calculated and compared various financial multiples and ratios of Maxwell and the selected comparable companies. As part of its selected comparable company analysis, Barclays calculated and analyzed each company’s ratio of its enterprise value to its 2018, 2019 and 2020 estimated revenue. Revenue estimates were not available for Highpower International, Inc. or Ultralife Corporation. The enterprise value (“EV”) of each company was calculated as (i) the sum of (a) the market value of its fully diluted equity value, using the treasury stock method, based on closing stock prices on February 1, 2019, (b) the amount of its short- and long-term debt, (c) the value of any preferred stock (at liquidation value), (d) the value of any pension liabilities and (e) the book value of any minority interest, less (ii) the value of its cash, cash equivalents and short and long-term liquid investments. All of these calculations for the comparable companies were performed, and, in the case of Maxwell were based on the financial and operating information and financial projections provided to Barclays by Maxwell management, and in the case of the selected comparable companies were based on publicly available financial data and closing prices, as of February 1, 2019, the last trading date prior to the delivery of Barclays’ opinion. The results of this selected comparable company analysis are summarized below:

Multiple Range of Comparable Companies with respect to Maxwell
	Low	Median	High
EV / Revenue:
2018E	0.55x	1.33x	3.31x
2019E	0.53x	1.16x	2.55x
2020E	0.52x	1.07x	1.98x

Barclays selected the comparable companies listed above because of similarities in one or more business or operating characteristics with Maxwell. However, because of the inherent differences between the business, operations and prospects of Maxwell and those of the selected comparable companies, Barclays believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the selected comparable company analysis. Accordingly, Barclays also made qualitative judgments concerning differences between the business, financial and operating characteristics and prospects of Maxwell and the selected comparable companies that could affect its public trading values in order to provide a context in which to consider the results of the quantitative analysis. These qualitative judgments related primarily to the differing sizes, growth prospects, profitability levels and degree of operational risk between Maxwell and the companies included in the selected company analysis. Based upon these judgments, Barclays selected a range of 1.25x to 1.75x to 2018 estimated EV / Revenue, 1.00x to 1.50x to 2019 estimated EV / Revenue, 1.00x to 1.50x to 2020 estimated EV / Revenue for Maxwell and applied such ranges to the management projections to calculate a range of implied equity values per share of Maxwell. The following summarizes the result of these calculations:

	Multiple Range	Indicative Equity Values Per Share of Maxwell Common Stock
EV / 2018E Revenue	1.25x-1.75x	$2.51-$3.41
EV / 2019E Revenue	1.00x-1.50x	$2.26-$3.28
EV / 2020E Revenue	1.00x-1.50x	$2.95-$4.30

Barclays noted that on the basis of the selected comparable company analysis, the Offer Consideration of $4.75 per share, payable in Tesla Common Stock, based on the closing prices of Tesla and Maxwell Common Stock on February 1, 2019, was above the range of implied equity values per share calculated pursuant to the foregoing analysis.

Selected Precedent Transaction Analysis

Barclays reviewed and compared the purchase prices paid and implied financial multiples in selected other transactions that Barclays, based on its experience with merger and acquisition transactions in the energy storage and battery industry, deemed relevant. Barclays chose such transactions based on, among other things, the similarity of the applicable target companies in the transactions to Maxwell with respect to the size, mix, margins and other characteristics of their businesses.

The following table sets forth the transactions analyzed based on such characteristics and the results of such analysis:

Acquiror / Target	Announcement Date
• Brookfield Business Partners / Johnson Controls International Plc (Power Solutions)	November 2018
• Envision Energy USA Ltd. / Nissan Motor Co., Ltd (Electric Battery Operations)	August 2018
• Maxwell / Nesscap Energy, Inc.	February 2017
• KEMET Corp. / NEC TOKIN Corp.	February 2017
• Total SA / Saft Groupe SA	May 2016
• Ultralife Corp. / Accutronics Ltd.	January 2016
• Enersys / Quallion LLC	October 2013
• KEMET Corp. / Cornell Dubilier Foil LLC	June 2011
• OM Group, Inc. / EaglePicher Technologies LLC	December 2009
• TransDigm Group, Inc. / Acme Aerospace, Inc.	July 2009

Using publicly available information, Barclays calculated and analyzed multiples of the EV to Revenue for the last-twelve-months (“LTM Revenue”) implied by the prices paid in the selected precedent transactions. The results of the selected precedents analysis section are summarized below:

Selected Precedent Transactions EV / LTM Revenue
	Low	Median	Mean	High
EV / LTM Revenue	0.88x	1.51x	1.69x	3.00x

The reasons for and the circumstances surrounding each of the selected precedent transactions analyzed were diverse and there are inherent differences in the business, operations, financial conditions and prospects of Maxwell and the companies included in the selected precedent transaction analysis. Accordingly, Barclays believed that a purely quantitative selected precedent transaction analysis would not be particularly meaningful in the context of considering the proposed transaction. Barclays therefore made qualitative judgments concerning differences between the characteristics of the selected precedent transactions and the proposed transaction which would affect the acquisition values of the selected target companies and Maxwell.

Based upon these judgments, Barclays selected a range of 1.25x to 2.00x to EV / LTM Revenue and applied such range to the LTM Revenue (for the 12-months period ending on December 31, 2018), per Maxwell management’s financial projections for Maxwell, to calculate a range of implied prices per share of Maxwell. Barclays’ selected precedent transactions analysis yielded a reference equity value range for Maxwell Common Stock of $2.51 to $3.87 per share.

Barclays noted that on the basis of the selected precedent transaction analysis, the Offer Consideration of $4.75 per share, payable in Tesla Common Stock, based on the closing prices of Tesla and Maxwell Common Stock on February 1, 2019, was above the range of implied equity values per share calculated pursuant to the foregoing analysis.

Discounted Cash Flow Analysis

In order to estimate the present value of Maxwell Common Stock, Barclays performed a discounted cash flow analysis of Maxwell. A discounted cash flow analysis is a traditional valuation methodology used to derive a valuation of an asset by calculating the “present value” of estimated future cash flows of the asset. “Present value” refers to the current value of future cash flows or amounts and is obtained by discounting those future cash flows or amounts by a discount rate that takes into account macroeconomic assumptions and estimates of risk, the opportunity cost of capital, expected returns and other appropriate factors.

To calculate the estimated EV of Maxwell using the discounted cash flow method, Barclays assessed (i) Maxwell’s projected after-tax unlevered free cash flows for calendar years 2019 through 2025 based on management projections (see “Maxwell’s Reasons for the Offer and the Merger—Projected Financial Information”) and (ii) the “terminal value” of Maxwell as of December 31, 2025, their present values using a range of selected discount rates and added such discounted amounts together. The after-tax unlevered free cash flows were calculated by taking the tax-effected EBIT (see the discussion under the caption “Maxwell’s Reasons for the Offer and the Merger—Projected Financial Information.” above) adding depreciation and subtracting capital expenditures and adjusting for changes in net working capital. The residual value of Maxwell at the end of the forecast period, or “terminal value,” was estimated by selecting a range of perpetuity growth rates of 3% to 5%, which was derived by Barclays utilizing its professional judgment and experience, taking into account Maxwell’s financial forecasts and market expectations and applying such range to Maxwell’s projections for the calendar year ending December 31, 2025. The range of discount rates of 14.0% to 18.0% was selected based on an analysis of the weighted average cost of capital of Maxwell and the selected comparable companies used in the “Selected Comparable Companies Analysis” described above. Barclays then calculated a range of implied prices per share of Maxwell by subtracting estimated net debt (including assumed make-whole payments under Maxwell’s convertible debt) as of December 31, 2018 from Maxwell’s estimated EV calculated using the discounted cash flow method and dividing such amount by the fully diluted number of shares of Maxwell, calculated using the treasury stock method, and using the number of Maxwell shares, options to purchase Maxwell shares and Maxwell restricted units outstanding as of January 31, 2019, per Maxwell management. The range of implied equity values per share of Maxwell Common Stock resulting from Barclays’ discounted cash flow analysis was $2.78-$5.74.

Barclays noted that on the basis of the discounted cash flow analysis, the Offer Consideration of $4.75 per share, payable in Tesla Common Stock, based on the closing prices of Tesla and Maxwell Common Stock on February 1, 2019, was within the range of implied equity values per share calculated pursuant to the foregoing analysis.

Other Factors

Barclays also reviewed and considered other factors, which were not considered part of its financial analyses in connection with rendering its advice, but were references for informational purposes, including, among other things, the Historical Share Price Analysis and Transaction Premium Analysis described below.

Historical Share Price Analysis

In order to provide background information and perspective with respect to, and to illustrate the trend in the historical trading prices of Maxwell Common Stock, Barclays considered historical data with regard to the trading prices of Maxwell Common Stock for the period from February 1, 2018 to February 1, 2019. Barclays noted that during the 52-week period preceding the date of Barclays’ fairness opinion, the closing price of Maxwell Common Stock ranged from $1.80 to $6.14.

Transaction Premium Analysis

In order to provide background information and perspective with respect to, and to assess the implied premium offered to the holders of Maxwell Common Stock in the proposed transaction relative to the premiums offered to stockholders in other transactions, Barclays reviewed the 1-day and 30-day premiums paid in 280 global public technology M&A transactions greater than $25 million in value from February 1, 2016 to February 1, 2019 using publicly available information. The results of this transaction premium analysis are summarized below:

	Public Technology M&A Premiums
	1st Quartile	Median	Mean	3rd Quartile
1-Day Premium	12%	24%	35%	43%
30-Day Premium	15%	28%	37%	44%

General

Barclays is an internationally recognized investment banking firm and, as part of its investment banking activities, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, investments for passive and control purposes, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. Maxwell’s board of directors selected Barclays because of its qualifications, reputation and experience in the valuation of businesses and securities in connection with mergers and acquisitions generally, as well as substantial experience in transactions comparable to the proposed transaction.

Barclays is acting as financial advisor to Maxwell in connection with the proposed transaction. As compensation for its services in connection with the proposed transaction, Maxwell has paid Barclays an opinion fee of $500,000 and has agreed to pay Barclays an additional transaction fee, currently estimated at approximately $4.37 million, which will be payable by Maxwell upon consummation of the transactions contemplated by the merger agreement. In addition, Maxwell has agreed to reimburse Barclays for its reasonable out-of-pocket expenses incurred in connection with the proposed transaction and to indemnify Barclays for certain liabilities that may arise out of its engagement by Maxwell and the rendering of Barclays’ opinion. Barclays has performed various investment banking and financial services for Maxwell, Tesla and their affiliates in the past, and expect to perform such services in the future, and have received, and expect to receive, customary fees for such services. Specifically, in the past two years, Barclays has performed the following investment banking and financial services: (i) acted as bookrunner in connection with Tesla’s offering of $1.0 billion convertible notes in March 2017; (ii) acted as an underwriter in connection with Tesla’s $402.5 million follow-on offering in March 2017; (iii) acted as financial advisor in connection with the Maxwell’s Defense Advisory Settlement entered into in April 2017; (iv) acted as joint bookrunner in connection with Tesla’s inaugural high yield offering of $1.80 billion senior notes due 2025 in August 2017; (v) acted as an underwriter in connection with the Maxwell’s $46.0 million senior unsecured convertible notes offering in October 2017; (vi) acted as an underwriter in connection with the Maxwell’s $23.0 million follow-on offering in August 2018; and (vii) acted as financial advisor in connection with the Maxwell’s divestiture of its high voltage capacitors business in December 2018. In addition, (i) Barclays is currently engaged by the Maxwell to advise on certain corporate defensive advisory matters should they arise and we would receive customary fees in connection therewith; (ii) an affiliate of Barclays acts as a lender under Tesla’s $1.2 billion revolving credit facility which expires in June 2020; (iii) in addition to the lending relationship with Tesla specified in the preceding clause, an affiliate of Barclays also acts as a lender in connection with two other facilities with different entities affiliated with Tesla, both of which expire in August 2019; and (iv) Barclays remains in contact with Tesla concerning the possible future provision of investment banking and financial services.

Barclays, its subsidiaries and its affiliates engage in a wide range of businesses from investment and commercial banking, lending, asset management and other financial and non-financial services. In the ordinary course of its business, Barclays and affiliates may actively trade and effect transactions in the equity, debt and/or other securities (and any derivatives thereof) and financial instruments (including loans and other obligations) of Maxwell and Tesla and their respective affiliates for its own account and for the accounts of its customers and, accordingly, may at any time hold long or short positions and investments in such securities and financial instruments.

Item 5. Persons/Assets, Retained, Employed, Compensated or Used.

Information pertaining to the retention of Barclays in “Item 4. The Solicitation or Recommendation—Opinion of Maxwell’s Financial Advisor” is incorporated herein by reference.

Except as set forth above, neither Maxwell nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of Maxwell on its behalf with respect to the Offer or related matters.

Item 6. Interest in Securities of the Subject Company.

No transactions with respect to shares of Maxwell Common Stock have been effected during the sixty days prior to the date of this Schedule 14D-9 by Maxwell or, to Maxwell’s knowledge after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries.

Item 7. Purposes of the Transaction and Plans or Proposals.

Subject Company Negotiations

Except as described in this Schedule 14D-9 or in the Offer, Maxwell is not undertaking or engaged in any negotiation in response to the Offer that relates to or would result in (i) an extraordinary transaction, such as a merger, reorganization or liquidation involving Maxwell or any subsidiary of Maxwell; (ii) a purchase, sale or transfer of a material amount of assets of Maxwell or any subsidiary of Maxwell; (iii) an exchange offer for or other acquisition of Maxwell’s securities by Maxwell, any subsidiary of Maxwell or any other person; or (iv) a material change in the present dividend rate or policy, indebtedness or capitalization of Maxwell. As described in the Merger Agreement, the Maxwell Board, in connection with the exercise of its fiduciary duties, is permitted under certain conditions to engage in negotiations in response to an unsolicited takeover proposal.

Transactions and Other Matters

Except as set forth in this Schedule 14D-9, there is no transaction, resolution of the Maxwell Board, agreement in principle or signed contract that is entered into in response to the Offer that relates to or would result in one or more of the matters referred to in the immediately preceding paragraph of this Item 7.

Item 8. Additional Information.

Regulatory Approvals

General

Maxwell is not aware of any governmental license or regulatory permit that appears to be material to Maxwell’s business that might be adversely affected by the acquisition of shares of Maxwell Common Stock pursuant to the Offer or, except as described below, of any approval or other action by any government or governmental administrative or regulatory authority or agency, domestic or foreign, that would be required for the Offeror’s acquisition or ownership of shares of Maxwell Common Stock pursuant to the Offer or the Merger. Should any of these approvals or other actions be required, Maxwell and the Offeror currently contemplate that these approvals or other actions will be sought. There can be no assurance that (a) any of these approvals or other actions, if needed, will be obtained (with or without substantial conditions), (b) if these approvals were not obtained or these other actions were not taken adverse consequences would not result to Maxwell business, or (c) certain parts of Maxwell’s or Tesla’s, or any of their respective subsidiaries’, businesses, would not have to be disposed of or held separate. The Offeror’s obligation under the Offer to accept for exchange and pay for shares of Maxwell Common Stock is subject to certain conditions. See “The Offer—Conditions of the Offer” in the Offer to Exchange.

Subject to the terms and conditions of the Merger Agreement, Tesla and Maxwell have agreed to use their reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable law to consummate the Offer and the Merger as soon as practicable after the date of the Merger Agreement. Notwithstanding the foregoing, none of Tesla, the Offeror or any of their respective subsidiaries is required to, and Maxwell may not and may not permit any of its subsidiaries to, without the prior written consent of Tesla, become subject to, consent to or offer or agree to, or otherwise take any action with respect to, any requirement, condition, limitation, understanding, agreement or order to (a) sell, license, assign, transfer, divest, hold separate or otherwise dispose of any assets, business or portion of business of Maxwell, Tesla or their respective subsidiaries, (b) conduct, restrict, operate, invest or otherwise change the assets, the business or portion of the business of Maxwell, Tesla or their respective subsidiaries or (c) impose any restriction, requirement or limitation on the operation of the business or portion of the business of Maxwell, Tesla or their respective subsidiaries. However, if requested by Tesla, Maxwell or its subsidiaries will become subject to, consent to or offer or agree to, or otherwise take any action with respect to, any such requirement, condition, limitation, understanding, agreement or order so long as such requirement, condition, limitation, understanding, agreement or order is only binding on Maxwell or its subsidiaries in the event the Merger is completed.

HSR Act

Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) and the rules that have been promulgated thereunder, the Offer may not be completed until Tesla files a Notification and Report Form with the Federal Trade Commission (the “FTC”) and the Antitrust Division of the U.S. Department of Justice (the “DOJ”) under the HSR Act, and the applicable waiting period has expired or been terminated, which is also a condition to the consummation of the Offer. The HSR Act also requires Maxwell to file a Notification and Report Form with the FTC and DOJ.

Pursuant to the requirements of the HSR Act, Maxwell and Tesla each filed a Notification and Report Form with respect to the Offer and the Merger with the Antitrust Division of the DOJ and the FTC on February 4, 2019. The 30-day waiting period under the HSR Act will expire at 11:59 p.m., New York time, on March 6, 2019, unless terminated early or extended by a request for additional information and documentary materials. On February 14, 2019, the FTC notified Tesla and Maxwell that early termination of the 30-day waiting period had been granted.

At any time before or after consummation of the Merger and the other transactions contemplated by the Merger Agreement, notwithstanding the termination or expiration of the waiting period under the HSR Act, the FTC or the DOJ could take such action under the antitrust laws as it deems necessary under the applicable statutes, including seeking to enjoin the completion of the Offer or the Merger, seeking divestiture of substantial assets of the parties, or requiring the parties to license, or hold separate, assets or terminate existing relationships and contractual rights. At any time before or after the completion of the Merger and the other transactions contemplated by the Merger Agreement, and notwithstanding the termination or expiration of the waiting period under the HSR Act, any state could take such action under the antitrust laws as it deems necessary. Such action could include seeking to enjoin the completion of the Offer or the Merger or seeking divestiture of substantial assets of the parties, or requiring the parties to license, or hold separate, assets or terminate existing relationships and contractual rights. Private parties may also seek to take legal action under the antitrust laws under certain circumstances.

There can be no assurance that a challenge to the Merger and the other transactions contemplated by the Merger Agreement on antitrust grounds will not be made, or if such a challenge is made, what the result will be. See “The Offer—Conditions of the Offer” in the Offer to Exchange.

German Antitrust Compliance

The German Act Against Restraints of Competition of 1958 (the “German ARC”) imposes a pre-merger notification requirement on all transactions that qualify as concentrations in the meaning of the law and meet certain specified turnover thresholds, which the present merger meets. Accordingly, consummation of the merger is conditional upon the merger being cleared by the Bundeskartellamt (Federal Cartel Office, “FCO”). Clearance can be granted explicitly or is also considered granted if, after a transaction has been notified, the applicable waiting periods expire without any decision by the FCO. Tesla notified the FCO of the proposed transaction to on February 7, 2019, and the parties anticipate receiving clearance during Phase I on or before March 7, 2019.

No Appraisal Rights

Section 262 of the DGCL provides that stockholders have the right, in some circumstances, to dissent from certain corporate actions and to instead demand payment of the fair value of their shares. Stockholders do not have appraisal rights with respect to shares of any class or series of stock if such shares of stock, or depositary receipts in respect thereof, are either (a) listed on a national securities exchange or (b) held of record by more than 2,000 holders, unless the stockholders receive in exchange for their shares anything other than shares of stock of the surviving or resulting corporation (or depositary receipts in respect thereof), or of any other corporation that is publicly listed or held by more than 2,000 holders of record, cash in lieu of fractional shares or fractional depositary receipts described above or any combination of the foregoing. Therefore, because shares of Maxwell Common Stock are listed on Nasdaq, and the Merger Consideration consists of only shares of Tesla Common Stock, which are listed on Nasdaq, and cash in lieu of fractional shares, holders of Maxwell Common Stock are not entitled to appraisal rights in the Merger with respect to their shares of Maxwell Common Stock.

Business Combination Statute

Section 203 of the DGCL generally prohibits an “interested stockholder” (generally defined as a person who, together with its affiliates and associates, beneficially owns 15% or more of a corporation’s outstanding “voting stock” (as such term is defined in Section 203 of the DGCL)) from engaging in a “business combination” (which includes a merger, consolidation, a sale of a significant amount of assets and a sale of stock) with certain Delaware corporations for three years following the time such person became an interested stockholder, unless:

(i)

before such person became an interested stockholder, the board of directors of the corporation approved either the business combination or the transaction in which the interested stockholder became an interested stockholder;

(ii)

upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding, only for purposes of determining the number of shares of voting stock outstanding (but not for determining the number of shares of outstanding voting stock owned by the interested stockholder), stock held (x) by directors who are also officers and (y) by employee stock plans that do not allow plan participants to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange Offer); or

(iii)

following the transaction in which such person became an interested stockholder, the business combination is (x) approved by the board of the corporation and (y) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3%, or two-thirds, of the outstanding voting stock of the corporation which is not owned by the interested stockholder.

In connection with its approval of the Merger Agreement, the Offer and the Merger, the Maxwell Board adopted a resolution approving the Merger Agreement and the transactions contemplated by the Merger Agreement, including the offer, the Merger and the Support Agreement for purposes of Section 203 of the DGCL, but only insofar as each of the Offer and the Merger are consummated in accordance with the terms of the Merger Agreement.

Stockholder Approval Not Required

Neither Tesla nor the Offeror is, nor at any time for the past three years has been, an “interested stockholder” of Maxwell as defined in Section 203 of the DGCL that would be subject to the supermajority vote requirements described in Section 203 of the DGCL. If the Offer is consummated, Tesla and the Offeror do not anticipate seeking the approval of Maxwell’s remaining public stockholders before effecting the Merger. Section 251(h) of the DGCL provides that following consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the acquirer holds at least the amount of shares of each class of stock of the target corporation that would otherwise be required to approve a merger for the target corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquirer can effect a merger without the action of the other stockholders of the target corporation. Accordingly, if the Offeror consummates the offer, the Merger Agreement contemplates that the parties may affect the closing of the Merger without a vote of the stockholders of Maxwell in accordance with Section 251(h) of the DGCL.

Cautionary Statements Regarding Forward-Looking Statements

Information both included and incorporated by reference in this document may contain forward-looking statements, within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Words such as “expects,” “anticipates,” “aims,” “projects,” “intends,” “plans,” “believes,” “estimates,” “seeks,” “assumes,” “may,” “should,” “could,” “would,” “foresees,” “forecasts,” “predicts,” “targets,” variations of such words and similar expressions are intended to identify such forward-looking statements, which may consist of, among other things, trend analyses and statements regarding future events, future financial performance, anticipated growth and industry prospects. These forward-looking statements are based on current expectations, estimates and forecasts, as well as the beliefs and assumptions of Maxwell’s management, and are subject to risks and uncertainties that are difficult to predict, including:

•	Maxwell’s ability to consummate the proposed transaction on a timely basis or at all;

•

the satisfaction of the conditions precedent to consummation of the proposed transaction, including having a sufficient number of shares of Maxwell’s common stock being validly tendered into the exchange offer to meet the minimum tender condition;

•	the risk that required governmental approvals of the merger will not be obtained or that such approvals will be delayed beyond current expectations;

•

the risk that required review and approval of the Form S-4 registration statement for the Tesla common stock to be issued in the merger will be delayed beyond current expectations, including for any delay that may result from a government shut-down;

•	Tesla’s ability to successfully integrate Maxwell’s operations;

•	Tesla’s ability to implement Tesla’s plans, forecasts and other expectations with respect to Maxwell’s business after the completion of the transaction and realize expected synergies;

•	Maxwell’s ability to secure regulatory approvals on the terms expected in a timely manner or at all;

•	disruption from the transaction making it more difficult to maintain business and operational relationships;

•	the negative side effects of the announcement or the consummation of the transaction on the market price of Maxwell’s common stock or on Maxwell’s operating results;

•	the amount of the costs, fees, expenses and charges related to the Offer and the Merger;

•	unknown liabilities;

•	the risk of litigation or regulatory actions related to the transaction;

•	uncertainty as to the market value of the Tesla merger consideration to be paid in the merger below an agreed to floor trading price of Tesla common stock at the time of closing;

•	the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement;

•	Maxwell’s intentions, beliefs and expectations regarding its expenses, cost savings, sales, operations and future financial performance;

•	Maxwell’s operating results;

•	Maxwell’s ability to manage cash flows;

•	Maxwell’s ability to develop, introduce and commercialize new products, technologies applications or enhancements to existing products and educate prospective customers;

•	anticipated growth and trends in Maxwell’s business;

•	Maxwell’s ability to successfully complete one or more financings;

•	Maxwell’s ability to otherwise obtain sufficient capital to meet its operating requirements, including, but not limited to, its investment requirements for new technology and products, or other needs;

•	Maxwell’s ability to manage its long-term debt and its ability to service debt, including convertible debt;

•	risks related to changes in, and uncertainties with respect to, legislation, regulation and governmental policy;

•	risks related to tax laws and tax changes (including U.S. and foreign taxes on foreign subsidiaries);

•	risks related to Maxwell’s international operations;

•	Maxwell’s expectations regarding its revenues, customers and distributors;

•	Maxwell’s beliefs and expectations regarding its market penetration and expansion efforts, especially considering the small number of vertical markets and a small number of geographic regions;

•

Maxwell’s expectations regarding the benefits and integration of recently-acquired businesses and Maxwell’s ability to make future acquisitions and successfully integrate any such future-acquired businesses;

•	Maxwell’s ability to protect its intellectual property rights and to defend claims against it;

•	dependence upon third party manufacturing and other service providers, many of which are located outside the U.S. and Maxwell’s ability to manage reliance upon certain key suppliers;

•	Maxwell’s anticipated trends and challenges in the markets in which it operates; and

•	Maxwell’s expectations and beliefs regarding and the impact of investigations, claims and litigation; and

•	other risks detailed in Maxwell’s and Tesla’s filings with the SEC (see “—Where You Can Find More Information”).

Where You Can Find More Information

Maxwell and Tesla are subject to the informational requirements of the Exchange Act and in accordance therewith file periodic reports, proxy statements and other information with the SEC relating to their business, financial condition and other matters. Maxwell and Tesla are required to disclose in such proxy statements certain information, as of particular dates, concerning their respective directors and officers, their remuneration, stock options granted to them, the principal holders of their securities and any material interest of such persons in transactions with Maxwell or Tesla, as applicable. Such reports, proxy statements and other information may be inspected at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Copies of such material can also be obtained free of charge at the web site maintained by the SEC at www.sec.gov.

The SEC allows Maxwell to “incorporate by reference” information into this Schedule 14D-9, which means that Maxwell can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this Schedule 14D-9, except for any information superseded by information contained directly in this Schedule 14D-9.

Maxwell incorporates by reference in this Schedule 14D-9 the following documents filed with the SEC pursuant to the Exchange Act (other than information furnished pursuant to Item 2.02 or Item 7.01 of a Current Report on Form 8-K):

•	Maxwell’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018, filed on February 14, 2019;

•	Maxwell’s Current Reports on Form 8-K filed on February 4, 2019.

Maxwell also incorporates by reference any future filings made by it with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act (excluding any information furnished pursuant to Item 2.02 or Item 7.01 of any such Current Report on Form 8-K that is filed in the future and is not deemed filed under the Exchange Act).

Item 9. Exhibits.

The following Exhibits are filed herewith or incorporated herein by reference.

Exhibit No.	Description
(a)(1)(A)	Prospectus/Offer to Exchange, dated February 20, 2019 (incorporated by reference to the Form S-4 filed by Tesla, Inc. with the SEC on February 20, 2019)
(a)(1)(B)	Form of Letter of Transmittal (incorporated by reference to Exhibit 99.2 to the Form S-4 filed by Tesla, Inc. with the SEC on February 20, 2019)
(a)(1)(C)

Form of Letter to Brokers, Dealers Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.3 to the Form S-4 filed by Tesla, Inc. with the SEC on February 20, 2019)

(a)(1)(D)

Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.4 to the Form S-4 filed by Tesla, Inc. with the SEC on February 20, 2019)

(a)(4)	Prospectus/Offer to Exchange, dated February 20, 2019 (incorporated by reference to the Form S-4 filed by Tesla, Inc. with the SEC on February 20, 2019)
(a)(5)(A)

Press Release, dated as of February 4, 2019, issued by Maxwell Technologies, Inc. (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by Maxwell Technologies, Inc. with the SEC on February 4, 2019)

(a)(5)(B)	Form of Summary Advertisement (incorporated by reference to Exhibit (a)(5)(A) to the Schedule TO filed by Tesla, Inc. with the SEC on February 20, 2019)
(a)(5)(C)*	Opinion of Barclays Capital Inc., dated February 3, 2019 (included as Annex A to this Schedule 14D-9)
(a)(5)(D)	Employee Email from Franz Fink, dated February 4, 2019 (incorporated by reference to the Form 425 filed by Maxwell Technologies, Inc. with the SEC on February 4, 2019)
(a)(5)(E)	Employee Email from Franz Fink, dated February 8, 2019 (incorporated by reference to the Form 425 filed by Maxwell Technologies, Inc. with the SEC on February 8, 2019)
(a)(5)(F)	Employee Email from Franz Fink, dated February 11, 2019 (incorporated by reference to the Form 425 filed by Maxwell Technologies, Inc. with the SEC on February 12, 2019)

Exhibit No.	Description
(e)(1)

Agreement and Plan of Merger, dated as of February 3, 2019, by and among Tesla, Inc., Cambria Acquisition Corp. and Maxwell Technologies, Inc. (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Maxwell Technologies, Inc. with the SEC on February 4, 2019)

(e)(2)

Tender and Support Agreement, dated as of February 3, 2019, by and among Tesla, Inc., Cambria Acquisition Corp. and directors and certain officers of Maxwell Technologies, Inc. and I2BF Energy, Limited. (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by Maxwell Technologies, Inc.. with the SEC on February 4, 2019)

(e)(4)

Confidentiality Agreement, dated as of December 14, 2018, by and between Tesla, Inc. and Maxwell Technologies, Inc. (incorporated by reference to Exhibit 99.5 to the Form S-4 filed by Tesla, Inc. with the SEC on February 20, 2019)

(e)(5)

Exclusivity and Non-Solicitation Agreement, dated as of January 22, 2019, by and between Tesla, Inc. and Maxwell Technologies, Inc. (incorporated by reference to Exhibit 99.6 to the Form S-4 filed by Tesla, Inc. with the SEC on February 20, 2019)

(e)(6)	Form of Indemnity Agreement (incorporated by reference to Form 10-K (file no. 001-15477) filed by Maxwell Technologies, Inc. with the SEC on March 30, 2004)

*	Filed herewith

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MAXWELL TECHNOLOGIES, INC.

Date: February 20, 2019	By:	/s/ David Lyle
Name: David Lyle
Title: Senior Vice President, Chief Financial Officer, Treasurer and Secretary

Annex A

745 Seventh Avenue New York, NY 10019 United States

CONFIDENTIAL

February 3, 2019

Board of Directors

Maxwell Technologies, Inc.

3888 Calle Fortunada

San Diego, CA 92123

Members of the Board of Directors:

We understand that Maxwell Technologies, Inc., a Delaware corporation (the “Company”) intends to enter into a transaction (the “Proposed Transaction”) with Tesla, Inc., a Delaware corporation (“Parent”) pursuant to which a wholly owned subsidiary of Parent, Cambria Acquisition Corp., a Delaware corporation (“Purchaser”) shall commence an exchange offer (the “Offer”), subject to certain conditions specified in the Agreement (as hereinafter defined), to acquire each issued and outstanding share of common stock, $0.10 par value per share, of the Company (“Company Common Stock”) for a fractional share of Parent common stock (“Parent Common Stock”) equal to: (i) the quotient obtained by dividing $4.75 by the Parent Trading Price (as defined in the Agreement), rounded to four (4) decimal places, if the Parent Trading Price is greater than $245.90 (the “Floor Price”); and (ii) 0.0193 of a share of Parent Common Stock, if the Parent Trading Price is equal to or less than the Floor Price (collectively, the “Offer Consideration”). We further understand that, following consummation of the Offer, Purchaser will merge with and into the Company (the “Merger”), with the Company continuing as the surviving corporation in the Merger, and that at the Effective Time (as defined in the Agreement) of the Merger, each share of Company Common Stock (other than Cancelled Shares and Converted Shares (each, as defined in the Agreement)) issued and outstanding as of immediately prior to the Effective Time, will be converted into the right to receive the Offer Consideration. The terms and conditions of the Proposed Transaction are set forth in more detail in the Agreement and Plan of Merger to be entered into by and among the Company, Parent and Purchaser (the “Agreement”). The summary of the Proposed Transaction set forth above is qualified in its entirety by the terms of the Agreement.

We have been requested by the Board of Directors of the Company to render our opinion with respect to the fairness, from a financial point of view, to holders of Company Common Stock of the consideration to be offered to such stockholders in the Proposed Transaction. We have not been requested to opine as to, and our opinion does not in any manner address, the Company’s underlying business decision to proceed with or effect the Proposed Transaction or the likelihood of consummation of the Proposed Transaction. In addition, we express no opinion on, and our opinion does not in any manner address, the fairness of the amount or the nature of any compensation to any officers, directors or employees of any parties to the Proposed Transaction, or any class of such persons, relative to the consideration to be offered to the stockholders of the Company in the Proposed Transaction. Our opinion does not address the relative merits of the Proposed Transaction as compared to any other transaction or business strategy in which the Company might engage.

In arriving at our opinion, we reviewed and analyzed: (1) a draft of the Agreement, dated as of February 3, 2019 and the specific terms of the Proposed Transaction; (2) publicly available information concerning the Company that we believe to be relevant to our analysis, including its Annual Report on Form 10-K for the fiscal years ended December 31, 2016 and December 31, 2017 and Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2018, June 30, 2018 and September 30, 2018; (3) financial and operating information with respect to the business, operations and prospects of the Company furnished to us by the Company, including financial projections of the Company prepared by management of the Company; (4) a trading history of the

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Company’s common stock from January 31, 2016 to January 31, 2019; (5) a comparison of the historical financial results and present financial condition of the Company and certain multiples of financial metrics based on the financial metrics of the Company with those of other companies that we deemed relevant; (6) a comparison of the financial terms of the Proposed Transaction with the financial terms of certain other transactions that we deemed relevant; and (7) the results of our efforts to solicit indications of interest from third parties with respect to a sale of the Company. In addition, we have had discussions with the management of the Company concerning its business, operations, assets, liabilities, financial condition and prospects and have undertaken such other studies, analyses and investigations as we deemed appropriate.

In arriving at our opinion, we have assumed and relied upon the accuracy and completeness of the financial and other information used by us without any independent verification of such information (and have not assumed responsibility or liability for any independent verification of such information) and have further relied upon the assurances of the management of the Company that they are not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the financial projections of the Company, upon the advice of the Company, we have assumed that such projections have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company as to the future financial performance of the Company and that the Company will perform substantially in accordance with such projections. We assume no responsibility for and we express no view as to any such projections or estimates or the assumptions on which they are based. In arriving at our opinion, we have not conducted a physical inspection of the properties and facilities of the Company and have not made or obtained any evaluations or appraisals of the assets or liabilities of the Company. Our opinion necessarily is based upon market, economic and other conditions as they exist on, and can be evaluated as of, the date of this letter. We assume no responsibility for updating or revising our opinion based on events or circumstances that may occur after the date of this letter. We express no opinion as to the: (i) prices at which shares of Company Common Stock would trade following the announcement of the Proposed Transaction or (ii) prices at which Parent Common Stock would trade following the announcement or consummation of the Proposed Transaction, including whether the price of the Parent Common Stock will trade at a level at or below the Floor Price or any adjustment to the Offer Consideration resulting therefrom. Our opinion should not be viewed as providing any assurance that the market value of the shares of Parent Common Stock to be held by the stockholders of the Company after the consummation of the Proposed Transaction will be in excess of the market value of Company Common Stock owned by such stockholders at any time prior to the announcement or consummation of the Proposed Transaction.

We have assumed that the executed Agreement will conform in all material respects to the last draft reviewed by us. In addition, we have assumed the accuracy of the representations and warranties contained in the Agreement and all agreements related thereto. We have also assumed, upon the advice of management of the Company, that all material governmental, regulatory and third party approvals, consents and releases for the Proposed Transaction will be obtained within the constraints contemplated by the Agreement and that the Proposed Transaction will be consummated in accordance with the terms of the Agreement without waiver, modification or amendment of any material term, condition or agreement thereof. We do not express any opinion as to any tax or other consequences that might result from the Proposed Transaction, nor does our opinion address any legal, tax, regulatory or accounting matters, as to which we understand that the Company has obtained such advice as it deemed necessary from qualified professionals.

Based upon and subject to the foregoing, we are of the opinion as of the date hereof that, from a financial point of view, the Offer Consideration to be offered to the holders of Company Common Stock (other than holders of Cancelled Shares and Converted Shares (each, as defined in the Agreement)) pursuant to the Agreement is fair to such stockholders.

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We have acted as financial advisor to the Company in connection with the Proposed Transaction and will receive fees for our services a portion of which is payable upon rendering this opinion and a substantial portion of which is contingent upon the consummation of the Proposed Transaction. In addition, the Company has agreed to reimburse our expenses and indemnify us for certain liabilities that may arise out of our engagement. We have performed various investment banking services for the Company and Parent in the past, and expect to perform such services in the future, and have received, and expect to receive, customary fees for such services. Specifically, in the past two years, we have performed the following investment banking and financial services: (i) acted as bookrunner in connection with Parent’s offering of $1.0 billion convertible notes in March 2017; (ii) acted as an underwriter in connection with Parent’s $402.5 million follow-on offering in March 2017; (iii) acted as financial advisor in connection with the Company’s Defense Advisory Settlement entered into in April 2017; (iv) acted as joint bookrunner in connection with Parent’s inaugural high yield offering of $1.80 billion senior notes due 2025 in August 2017; (v) acted as an underwriter in connection with the Company’s $46.0 million senior unsecured convertible notes offering in October 2017; (vi) acted as an underwriter in connection with the Company’s $23.0 million follow-on offering in August 2018; and (vii) acted as financial advisor in connection with the Company’s divestiture of its high voltage capacitors business in December 2018. In addition, (i) we are currently engaged by the Company to advise on certain corporate defensive advisory matters should they arise and we would receive customary fees in connection therewith; (ii) an affiliate of Barclays Capital Inc. acts as a lender under Parent’s $1.2 billion revolving credit facility which expires in June 2020; (iii) in addition to the lending relationship with Parent specified in the preceding clause, an affiliate of Barclays Capital Inc. also acts as a lender in connection with two other facilities with different entities affiliated with Parent, both of which expire in August 2019; and (iv) we remain in contact with Parent concerning the possible future provision of investment banking and financial services.

Barclays Capital Inc., its subsidiaries and its affiliates engage in a wide range of businesses from investment and commercial banking, lending, asset management and other financial and non-financial services. In the ordinary course of our business, we and our affiliates may actively trade and effect transactions in the equity, debt and/or other securities (and any derivatives thereof) and financial instruments (including loans and other obligations) of the Company and Parent for our own account and for the accounts of our customers and, accordingly, may at any time hold long or short positions and investments in such securities and financial instruments.

This opinion, the issuance of which has been approved by our Fairness Opinion Committee, is for the use and benefit of the Board of Directors of the Company and is rendered to the Board of Directors in connection with its consideration of the Proposed Transaction. This opinion is not intended to be and does not constitute a recommendation to any stockholder of the Company as to whether to accept the consideration to be offered to the stockholders in connection with the Proposed Transaction.

Very truly yours,

/s/ Barclays Capital Inc.

BARCLAYS CAPITAL INC.

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